UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November, 2008

Commission File Number: 000-25270

Ballard Power Systems Inc.
———————————————————————————————————

(Translation of registrant’s name into English)

Canada
———————————————————————————————————

(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway
Burnaby, BC
V5J 5J8
Canada

———————————————————————————————————
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: November 10, 2008	By:	“Glenn Kumoi ”
	Name:	Glenn Kumoi
	Title:	VP Human Resources & Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report Announcing Plan of Arrangement (including Arrangement Agreement)

EXHIBIT 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company
Ballard Power Systems Inc. ("Ballard")
9000 Glenlyon Parkway
Burnaby, BC V5J 5J8

Item 2	Date of Material Change
October 30, 2008
Item 3	News Release

The press release issued by Ballard Power Systems Inc. and attached as Schedule A to this Material Change Report was disseminated via Canadian and U.S. Disclosure Networks on October 30, 2008.

Item 4	Summary of Material Change

Ballard has entered into an Arrangement Agreement with Superior Plus Income Fund ("Superior Plus"), a copy of which is attached as Schedule "B". The Arrangement Agreement provides for the implementation of a Plan of Arrangement under which Ballard will, through a series of transactions, transfer its entire business and operations, including all assets and liabilities, to a new company ("Newco"), which will have the same assets, liabilities, directors, management and employees as Ballard has currently. Newco will also receive a cash payment of approximately C$46.3 million from Superior Plus for allowing Superior Plus to use Ballard as the corporate vehicle through which Superior Plus will complete its conversion from an income trust to a corporation.

After completion of the Arrangement, Ballard’s current shareholders will hold all of the outstanding shares of Newco and Newco will carry on the same business that Ballard carried on prior to the completion of the Arrangement. Former holders of stock options, restricted share units and deferred share units of Ballard will hold substantially the same rights in Newco.

Completion of the transaction is subject to customary closing conditions, including receipt of approval of Ballard’s securityholders, Superior Plus’ unitholders and the court, as well as receipt of all required regulatory approvals.

Item 5	Full Description of Material Change

Ballard has entered into an Arrangement Agreement with Superior Plus. The Arrangement Agreement provides for the implementation of a Plan of Arrangement under which the following will occur:

(a)	all outstanding restricted share units and deferred share units of Ballard will be cancelled for no consideration;
(b)	Superior Plus will advance approximately C$46.3 million in cash to Ballard;
(c)	Ballard will transfer its entire business and operations, including all assets and liabilities and the cash payment received from Superior Plus, to Newco;
(d)

all outstanding Ballard shares will be exchanged for shares of Newco, all outstanding Ballard options will be exchanged for Newco options and Newco restricted share units and deferred share units will be granted to holders whose Ballard restricted share units and deferred share units were cancelled;

(e)	Ballard will acquire all of the assets of Superior Plus; and
(f)	Superior Plus will be wound-up and all of the outstanding Ballard shares will be distributed to the Superior Plus unitholders.

After completion of the transaction, expected to occur on or about December 31, 2008, Newco will conduct business operations as a public entity under the “Ballard Power Systems Inc.” name. With the exception of the increase in cash reserves and shareholders’ equity by approximately C$41 million (representing the C$46.3 million payment, less transaction expenses) and the loss of accumulated tax loss carryforwards, Newco is intended to be substantially identical to Ballard.

Completion of the transaction is subject to customary closing conditions, including Ballard securityholder approval; Superior Plus unitholder approval; approval of the court; approval under the Competition Act and the Canada Transportation Act; approval of the Toronto Stock Exchnage (including substitutional listings for both Newco and Superior Plus); approval of NASDAQ (including a substitutional listing for Newco) and consent of specified contractual counterparties.

Under the terms of the Arrangement, Ballard and Superior Plus will not solicit competing transactions, and either Ballard or

Superior will be required to pay a termination fee of $2 million to the other in certain circumstances if the transaction does not proceed.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer
For further information, contact:

Glenn Kumoi, Vice President Human Resources, Chief Legal Officer and Corporate Secretary

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, BC V5J 5J8

Telephone:	(604) 412-3106
Fax:	(604) 453-3600

Item 9	Date of Report

November 6, 2008

Schedule "A"

Press Release

For Immediate Release – October 30, 2008

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems Inc. (TSX: BLD)(NASDAQ: BLDP) today announced it has entered into an agreement with Superior Plus Income Fund (TSX: SPF.UN)(www.superiorplus.com) to reorganize the Company’s business, which will result in non-dilutive financing with net cash proceeds of approximately C$41million (US$34 million).

John Sheridan, Ballard’s President and CEO stated, “This non-dilutive financing transaction further bolsters Ballard’s already strong balance sheet, providing net cash proceeds of 41 million Canadian dollars to augment our cash reserves by more than 50%, compared to June 30, 2008. This is a very positive development for shareholders and will enable the company to execute its growth plan without any need for public market financing over the foreseeable future.”

This transaction involves a corporate reorganization, to be completed under a Plan of Arrangement, under which Superior Plus will transfer approximately C$46 million to Ballard. Ballard will subsequently transfer all of its assets and liabilities – including the proceeds from this transaction, but excluding the Company’s tax basis – to a new wholly owned subsidiary company (“New Ballard”). On completion of the transaction, Ballard shareholders will have exchanged their Ballard shares on a one-for-one basis for shares of New Ballard.

New Ballard will carry on Ballard’s business operations as a public entity and will retain all rights to related intellectual property as before the transaction. New Ballard’s cash reserves and shareholders’ equity will both increase by approximately C$41 million. In addition, the reorganization allows New Ballard to step up the Canadian tax basis in its assets, which will be applied towards sheltering future taxable income.

As part of the Plan of Arrangement, Superior Plus, on completion of the transaction, will obtain 100% of the shares of the original Ballard entity. That entity will retain Ballard’s existing tax basis. Superior Plus will have completed its conversion from an income trust to a corporation.

Completion of the transaction is subject to receipt of court and other regulatory approvals and consents. It must also be approved by at least two-thirds of votes cast by both Ballard security holders and Superior Plus unitholders. Based on the recommendation of an independent committee of Ballard’s Board of Directors, as well as a fairness opinion rendered by PricewaterhouseCoopers LLP, Ballard’s Board of Directors unanimously recommends that Ballard security holders approve the transaction.

Additional details regarding the transaction will be provided to Ballard security holders in an information circular to be mailed late-November. The information circular will also be available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml. A special meeting of security holders will be held on or about December 18, 2008 in Vancouver, British Columbia. The transaction is expected to close on or about December 31, 2008.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard's mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World(R), visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Guy McAree

Ballard Power Systems

604-412-7919

guy.mcaree@ballard.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

Schedule "B"

Arrangement Agreement

ARRANGEMENT AGREEMENT

Between

SUPERIOR PLUS INCOME FUND

and

BALLARD POWER SYSTEMS INC.

October 30, 2008

TABLE OF CONTENTS

Page

Article 1	INTERPRETATION	1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc	8
1.3	Number, etc	8
1.4	Date for Any Action	8
1.5	Entire Agreement	8
1.6	Currency	8
1.7	Accounting Matters	8
1.8	Disclosure in Writing	8
1.9	Interpretation Not Affected by Party Drafting	9
1.10	Trust Power and Authority	9
1.11	Exhibits	9
Article 2	THE ARRANGEMENT	9
2.1	Plan of Arrangement	9
2.2	Interim Order	9
2.3	Information Circulars and Meetings	10
2.4	Effective Date	11
2.5	United States Tax Considerations	11
Article 3	COVENANTS	12
3.1	Covenants of the Fund	12
3.2	Covenants of Ballard	13
3.3	Mutual Covenants Regarding the Arrangement	16
3.4	Mutual Covenants Regarding Non-Solicitation	17
3.5	Provision of Information; Access	19
Article 4	REPRESENTATIONS AND WARRANTIES	20
4.1	Representations and Warranties of the Fund	20
4.2	Representations and Warranties of Ballard	21
Article 5	CONDITIONS PRECEDENT	24
5.1	Mutual Conditions Precedent	24
5.2	Additional Conditions to Obligations of the Fund	25
5.3	Additional Conditions to Obligations of Ballard	27
5.4	Notice and Effect of Failure to Comply with Conditions	27
5.5	Satisfaction of Conditions	28
Article 6	AMENDMENT	28
6.1	Amendment	28
Article 7	TERMINATION	29
7.1	Termination	29
7.2	Termination Fee	29
7.3	Damages and Remedies	29
Article 8	Confidentiality	30
8.1	Confidentiality	30
Article 9	NOTICES	31
9.1	Notices	31
Article 10	GENERAL	32
10.1	Binding Effect	32
10.2	Assignment	32
10.3	Disclosure	32
10.4	Costs	32
10.5	Severability	33
10.6	Further Assurances	33
10.7	Time of Essence	33
10.8	Governing Law	33
10.9	Waiver	33

- ii -

10.10	Obligations	33
10.11	Counterparts	34
Exhibit A plan of arrangement		A 1
PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT		A 1
ARTICLE 1	INTERPRETATION	A 1
1.1	Definitions	A 1
1.2	Number of Fund Units	A 4
1.3	Sections and Headings	A 5
1.4	Number, Gender and Persons	A 5
1.5	Currency	A 5
1.6	Date for any Action	A 5
1.7	Statutory References	A 5
ARTICLE 2	THE ARRANGEMENT	A 5
2.1	Arrangement Agreement	A 5
2.2	Effect of Filing Articles of Arrangement	A 5
ARTICLE 3	THE ARRANGEMENT	A 6
3.1	Arrangement and Related Transactions	A 6
3.2	Effect of Redemptions and Exchanges	A 9
ARTICLE 4	RIGHTS OF DISSENT	A 10
4.1	Rights of Dissent of Fund Unitholders	A 10
4.2	Rights of Dissent of Current Ballard Shareholders	A 10
ARTICLE 5	OUTSTANDING CERTIFICATES	A 11
5.1	Rights of Fund Unitholders	A 11
5.2	Transmittal of New Ballard Shares	A 11
5.3	Lost Certificates	A 11
ARTICLE 6	OUTSTANDING BALLARD SHARE CERTIFICATES	A 11
6.1	Rights of Current Ballard Shareholders	A 11
6.2	Transmittal of New Ballard Shares	A 12
6.3	Lost Certificates	A 12
ARTICLE 7	AMENDMENTS	A 12
7.1	Amendments to Plan of Arrangement	A 12
Exhibit B Form of indemnity agreement		B 1
Article 1	Definitions	B 1
1.1	Definitions	B 1
Article 2	Liability and Indemnity	B 4
2.1	General Indemnity of New Ballard	B 4
2.2	Non-Capital Losses	B 5
2.3	2008 Non-NCL Amount Adjustment	B 6
2.4	Increased Non-capital Losses	B 6
2.5	Application of Tax Pools	B 6
2.6	Liability and Indemnity of Old Ballard	B 7
2.7	Limitations	B 7
Article 3	Indemnity procedures	B 8
3.1	Procedure Regarding Tax Matters	B 8
3.2	Non-Tax Matters Procedure	B 10
3.3	Extension - Limitations Act	B 12
3.4	Access to Books and Record and Cooperation	B 12
3.5	Copies of Books and Records	B 12
Article 4	DIRECTORS' and OFFICERS' Insurance	B 13
4.1	Insurance	B 13
Article 5	guarantee of new holDco	B 13
5.1	New Holdco Guarantee	B 13

- iii -

Article 6	NOTICES	B 13
6.1	Notices	B 13
Article 7	GENERAL	B 14
7.1	Binding Effect	B 14
7.2	Assignment	B 14
7.3	Severability	B 15
7.4	Further Assurances	B 15
7.5	Time of Essence	B 15
7.6	Governing Law	B 15
7.7	Waiver	B 15
7.8	Counterparts	B 15
EXHIBIT C REQUIRED APPROVALS		C 1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 30th day of October, 2008,

BETWEEN:

SUPERIOR PLUS INCOME FUND, a trust created under the Laws of the Province of Alberta (hereinafter referred to as the "Fund")

AND:

BALLARD POWER SYSTEMS INC., a corporation subsisting under the Laws of Canada (hereinafter referred to as "Ballard")

WHEREAS:

A.                    Ballard desires to reorganize its capital structure, including the continuation of its existing business by a new corporation and the Fund desires to convert its capital structure from an income trust to a corporation.

B.                    The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Canada Business Corporations Act; and

C.                    The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

"Acquisition Proposal" means, with respect to the Fund or Ballard, any inquiry or the making of any proposal to such Party or its unitholders or shareholders, as the case may be, from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders or shareholders, as the case may be, or issuance of, any equity or debt securities of such Party (other than on exercise of currently outstanding Fund Rights or Ballard Rights, as applicable) or its Subsidiaries; (ii) any acquisition of any of the assets of such Party or its Subsidiaries; (iii) an acquisition, merger, amalgamation, reorganization, arrangement or similar transaction involving such Party or its Subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution or reorganization; except for any such transaction which does not preclude, delay or have an adverse effect on, the Arrangement;

"Administrator" means Superior Plus Administration Inc., a corporation subsisting under the laws of Canada which acts as administrator of the Fund pursuant to an amended and restated administration agreement dated September 30, 2006;

"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"Alternative Proposal" has the meaning ascribed thereto in Section 3.4(b)(v);

"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business activities, undertaking, property, assets or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, activities, undertaking, property, assets or securities;

"Arrangement" means the arrangement pursuant to Section 192 of the CBCA set forth in the Plan of Arrangement;

"Arrangement Resolutions" means the Fund Resolution and the Ballard Resolution;

"Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order has been granted so as to give effect to the Arrangement;

"Assessment" has the meaning ascribed thereto in Section 3.2(q);

"Ballard" means Ballard Power Systems Inc., a corporation subsisting under the laws of Canada under corporation number 248019-01;

"Ballard Board of Directors" means the board of directors of Ballard as it may be comprised from time to time;

"Ballard Exchange" has the meaning ascribed thereto in Section 2.5;

"Ballard Financial Statements" means, collectively, the audited comparative consolidated financial statements of Ballard as at and for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Ballard as at and for the nine month periods ended September 31, 2008 and 2007, together with the notes thereto;

"Ballard Information" means the information about Ballard and its business, operations and affairs which must be included in the Fund Information Circular under Applicable Laws;

"Ballard Information Circular" means the management proxy circular of Ballard to be sent by Ballard to the Ballard Securityholders in connection with the Ballard Meeting;

"Ballard Meeting" means the special meeting of Ballard Securityholders to be held to consider the Ballard Resolution and related matters, and any adjournment(s) thereof;

"Ballard Resolution" means the special resolution of the Ballard Securityholders approving the Plan of Arrangement to be considered at the Ballard Meeting;

"Ballard Required Approvals" means, the third party and Governmental Entity approvals and consents listed in Schedule C hereof which are required by Ballard to be received on or prior to closing of the Arrangement in order to complete the Arrangement;

"Ballard Rights" means the rights to acquire Ballard Shares issued under the Ballard stock option plans, the Ballard restricted share unit plan or the Ballard deferred share unit plans;

"Ballard Rightsholders" means the holders from time to time of Ballard Rights;

"Ballard Securityholders" means the Ballard Shareholders and the Ballard Rightsholders;

"Ballard Shareholders" means the holders from time to time of Ballard Shares;

"Ballard Shares" means the common shares of Ballard;

"Books and Records" means all current and historical books, records and data of Ballard and all of its subsidiaries or within the control of Ballard prior to completion of the Arrangement, including without limitation contracts, agreements, accounting records, books, technical reports, financial statements, accounts, records, minute books, Tax Returns, tax assessments, filings, documents, files and all other information (and including all such books and records stored in electronic format or any other media form) which books, records and data will be transferred to and become the property of New Ballard on completion of the Arrangement;

"Business Day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta and Vancouver, British Columbia are not generally open for business;

"Canadian Securities Laws" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

"CBCA" means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

"Certificate" means the certificate or certificates or confirmation of filing which may be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

"Claim" means any claim, action, demand, cause of action, suit, complaint, proceeding, arbitration, judgment, settlement, award, assessment, re-assessment, order, investigation, enquiry or hearing made or threatened;

"Closing Time" means 3:00 pm(Calgary time) on the Effective Date, unless otherwise agreed to by the Fund and Ballard;

"Code" has the meaning ascribed thereto in Section 2.5;

"Competition Act" means the Competition Act, R.S. 1985, c. C-34, as amended;

"Confidential Information" has the meaning ascribed thereto in Section 8.1;

"Court" means the Supreme Court of British Columbia;

"Deadline" means January 21, 2009;

"Debenture Trust Indenture" means the trust indenture between Computershare Trust Company of Canada and the Fund dated June 14, 2005, as supplemented by the supplemental indenture dated October 19, 2005, governing the terms of the convertible redeemable debentures issued by the Fund;

"Director" means the director duly appointed under Section 260 of the CBCA;

"Disclosure Letter" means the letter dated as of the date hereof and delivered by Ballard to the Fund on or prior to the date hereof;

"Divestiture Agreement"means the divestiture agreement to be entered into between Ballard and New Ballard which provides for the assignment of the assets and liabilities from Ballard to New Ballard as part of the Plan of Arrangement, the form of which has been settled between Ballard and the Fund on or prior to the date hereof;

"Effective Date" means the date the Arrangement becomes effective under the CBCA;

"Effective Time" means 11:59 pm on the Effective Date;

"Environmental Laws" means all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters, including legislation governing the use and storage of Hazardous Substances;

"Final Order" means the order of the Court approving the Plan of Arrangement pursuant to Subsection 192(4) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Fund" means Superior Plus Income Fund, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Fund Trust Indenture;

"Fund Board of Directors" means the board of directors of the Administrator as it may be comprised from time to time;

"Fund Exchange" has the meaning ascribed thereto in Section 2.5;

"Fund Information" means the information about the Fund and its business, operations and affairs which must be included in the Ballard Information Circular under Applicable Laws;

"Fund Information Circular" means the information circular of the Fund to be sent by the Fund to the Fund Unitholders in connection with the Fund Meeting;

"Fund Meeting" means the special meeting of the Fund Unitholdersto be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

"Fund Resolution" means the special resolution of the Fund Unitholders approving the Plan of Arrangement to be considered at the Fund Meeting;

"Fund Required Approvals" means, the third party and Governmental Entity approvals and consents listed in Schedule C hereof which are required by the Fund to be received on or prior to closing of the Arrangement in order to complete the Arrangement;

"Fund Rights" means the rights to acquire trust units issued under the Fund's trust unit incentive plan;

"Fund Trustee" means Computershare Trust Company of Canada, in its capacity as the trustee under the Fund Trust Indenture;

"Fund Trust Indenture" means the amended and restated declaration of trust dated September 30, 2006 between the Fund Trustee and Inc, as such indenture may be further amended by supplemental indentures from time to time or as may be from time to time;

"Fund Unitholders" means the holders of issued and outstanding Fund Units;

"Fund Units" means the trust units of the Fund;

"GAAP" has the meaning ascribed thereto in Section 1.7;

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"Inc" means Superior Plus Inc., a corporation subsisting under the laws of Canada;

"Intellectual Property" or "Intellectual Property Rights" means:

(a)	any and all proprietary rights in Canada and the United States provided under:
(i)	patent law;
(ii)	copyright law (including moral rights);
(iii)	trade-mark law;
(iv)	design patent or industrial design law;
(v)	semi-conductor chip or mask work or integrated circuit topography law; or
(vi)

any other statutory provision or common law principle applicable to this Agreement, including trade secret law, which may provide a right in either hardware, software, information (including Confidential Information), trade-marks, ideas, formulae, algorithms, concepts, inventions, processes or know-how generally, or the expression or use of the same;

(b)	any and all applications, registrations, licences, sub-licences, franchises, agreements or any other evidence of a right in any of the foregoing; and
(c)

all licences and waivers and benefits of waivers of the intellectual property rights set out in (a) and (b) above, all future income and proceeds from the intellectual property rights set out in (a) and (b) above, and all rights to damages and profits by reason of the infringement or violation of any of the intellectual property rights set out in (a) and (b) above;

"Interim Order" means an interim order of the Court concerning the Plan of Arrangement under subsection 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the Fund Meeting and the Ballard Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"ITA" means the Income Tax Act (Canada), including the regulations thereunder, as amended;

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Canadian Securities Laws, U.S. Securities Laws and Environmental Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NASDAQ, as applicable);

"Mailing Date" has the meaning ascribed thereto in Section 3.3(g);

"Material Acquisition Proposal" means, with respect to the Fund or Ballard, any inquiry or the making of any proposal to such Party or its unitholders or shareholders, as the case may be, from any Person which constitutes, or may reasonably be expected to lead to (in either case in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders or shareholders, as the case may be, or the issuance of, equity securities representing more than 35% of the outstanding securities of such Party or debt securities with a principal amount more than 35% of the book value of the assets of such Party; (ii) any acquisition of assets representing more than 35% of the book value of the assets of such Party; or (iii) an acquisition, merger, amalgamation, reorganization, arrangement or other similar transaction involving such Party which results in the unitholders or shareholders of such Party, as the case maybe, holding less than 65% of the equity securities of such Party or the resulting entity on completion of the transaction; in each case the main purpose of which is not the same as the purpose of the Arrangement and which such Party can demonstrate is inconsistent with and incapable of being deferred until after completion of the Arrangement. Calculations for this definition shall be based on the values and numbers in the most recent financial statements of the applicable Party which are publicly available;

"Material Adverse Change" or "Material Adverse Effect" means any change, effect, event, circumstance or occurrence: i) with respect to Ballard that precludes or has an adverse effect on or would reasonably be expected to preclude or have an adverse effect on the Arrangement; ii) with respect to Ballard that precludes or has an adverse effect on the ability of Ballard, or would reasonably be expected to preclude or adversely affect the ability of Ballard, to transfer its assets and liabilities to New Ballard so that Ballard has no assets or liabilities that have not be transferred to or assumed by New Ballard at the Effective Time (other than assets or liabilities that will continue to be held by Ballard after Closing under the trust conditions of the Divestiture Agreement); or iii) that is or would reasonably be expected to be material and adverse to the business, operations, assets, capitalization or financial condition of Ballard and its Subsidiaries, taken as a whole; in each case other than any change, effect, event, circumstance or occurrence relating to or resulting from: iv) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; v) any matter which has been publicly disclosed or has been disclosed in writing to the Fund as of the date hereof; or vi) any changes arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the Fund;

"NASDAQ" means the National Association of Securities Dealers Automated Quotation System;

"New Ballard" means a corporation to be incorporated under the laws of Canada which will acquire all of the assets and assume all of the liabilities of Ballard pursuant to the Arrangement;

"New Holdco" means, a corporation to be incorporated under the laws of Canada;

"Other Party" means with respect to the Fund, Ballard and, with respect to Ballard, the Fund;

"Parties" means, collectively, the parties to this Agreement, and "Party" means either of them;

"Person" means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Personal Information" means information about an identifiable individual as defined by Applicable Law that is collected, used, disclosed, stored or transferred by one Party to the Other Party in accordance with this Agreement and/or as a condition of the Arrangement;

"Plan of Arrangement" means the plan of arrangement in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 7 thereof and Article 6 hereof;

"Pre-Arrangement Transactions" means the transactions described as such in the Disclosure Letter;

"Public Record" means all information filed by either the Fund or Ballard, as the case may be, after December 31, 2007 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Canadian Securities Laws or U.S. Securities Laws;

"Receiving Party" has the meaning ascribed thereto in Section 3.4(c);

"Responding Party" has the meaning ascribed thereto in Section 3.4(c);

"Subco" means Ballard Generation Systems Inc., a corporation subsisting under the laws of Canada, which is a wholly-owned subsidiary of Ballard;

"Subsidiary" has the meaning ascribed thereto in the Securities Act (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by the Fund or Ballard, as the case may be);

"Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Fund or Ballard (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"Tax Returns" means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"Termination Fee" has the meaning ascribed thereto in Section 7.2;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and

"U.S. Securities Laws" means the federal and state securities legislation of the United States including the U.S. Exchange Act and the United States Securities Act of 1933, as amended, and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the schedules attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5	Entire Agreement

This Agreement together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6	Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("GAAP") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8	Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to the Fund, include written disclosure made to the Fund's representatives, or in the case of disclosure to Ballard, include written disclosure made to Ballard's representatives.

1.9	Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10	Trust Power and Authority

In this Agreement references to the power and authority of the Fund are deemed to be references to that of the Fund Trustee, or its duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta in relation to the Fund Trustee, and pursuant to the powers of the trustee specified in the Fund Trust Indenture.

1.11	Exhibits

The following exhibits attached hereto are incorporated into and from an integral part of this Agreement:

A	-	Plan of Arrangement
B	-	Form of Indemnity Agreement
C	-	Required Approvals

ARTICLE 2

THE ARRANGEMENT

2.1	Plan of Arrangement

The Fund and Ballard will jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Fund Meeting and the Ballard Meeting, which shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Arrangement Resolutions. Provided all necessary approvals for the Arrangement Resolutions are obtained from the Fund Unitholders and the Ballard Securityholders, and the other conditions herein are satisfied or waived as the case may be, each of the Fund and Ballard will submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of the Fund and Ballard will execute and deliver such closing documents and instruments and forthwith proceed at the Closing Time to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Subsection 192(6) of the CBCA.

2.2	Interim Order

The Interim Order shall provide that:

(a)	for the purpose of the Fund Meeting:
(i)	the securities of the Fund for which holders shall be entitled to vote on the Fund Resolution at the Fund Meeting shall be the Fund Units;
(ii)	each of the Fund Unitholders shall be entitled to one vote for each Fund Unit held by such holder;
(iii)	the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Fund Unitholders present in person or represented by proxy at the Fund Meeting; and
(iv)

the Fund Unitholders will be given a right to dissent on terms similar to Section 190 of the CBCA, provided that such rights must be exercised not less than 48 hours prior to the Fund Meeting and, if properly exercised, will result in their Fund Units being redeemed for common shares of Ballard and thereafter, such common shares of Ballard will be cancelled and the dissenting Fund Unitholders will have the right to be paid by Ballard the fair value of their Fund Units; and

(b)	for the purpose of the Ballard Meeting:
(i)	the securities of Ballard for which holders shall be entitled to vote on the Ballard Resolution at the Ballard Meeting shall be the Ballard Shares and the Ballard Rights;
(ii)

the Ballard Securityholders shall vote together in a single class and each of the Ballard Shareholders shall be entitled to one vote for each Ballard Share held by such shareholder and each of the Ballard Rightsholders shall be entitled to one vote for each Ballard Share issuable upon exercise of the Ballard Rights held by such rightsholder;

(iii)

the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Ballard Securityholders present in person or represented by proxy at the Ballard Meeting; and

(iv)

the Ballard Shareholders (but not the Ballard Rightholders) will be given a right to dissent on terms similar to Section 190 of the CBCA, provided that such rights must be exercised not less than 48 hours prior to the Ballard Meeting and, if properly exercised, will result in their Ballard Shares being exchanged for common shares of New Holdco and thereafter, such common shares of New Holdco will be cancelled and the dissenting Ballard Shareholders will have the right to be paid by New Holdco the fair value of their Ballard Shares.

2.3	Information Circulars and Meetings
(a)	As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws:
(i)	the Fund shall:
(A)

prepare the Fund Information Circular and cause such circular to be mailed to the Fund Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)	convene the Fund Meeting; and
(ii)	Ballard shall:
(A)

prepare the Ballard Information Circular and cause such circular to be mailed to the Ballard Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)	convene the Ballard Meeting.

2.4	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable best efforts to cause the Effective Date to occur on or about December 31, 2008 or as soon thereafter prior to by the Deadline as is reasonably practical.

2.5	United States Tax Considerations
(a)

The exchange of Ballard Shares for New Holdco Shares pursuant to section 3.1 of the Plan of Arrangement (the "Ballard Exchange") is intended to qualify as a tax-deferred exchange under Section 351 of the United States Internal Revenue Code of 1986, as amended (the "Code") and/or pursuant to a plan of reorganization within the meaning of Section 368(a) of the Code and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each Party agrees to act in a manner that is consistent with the Parties’ intention that the Ballard Exchange be treated as tax-deferred exchange under Section 351 and/or pursuant to a plan of a reorganization within the meaning of Section 368(a) of the Code for all United States federal income tax purposes. Notwithstanding the foregoing, except as provided in the Ballard Information Circular, none of Ballard, the Fund, New Ballard or New Holdco makes or will make any representation or warranty to any other party or to any Ballard Shareholder, or other holder of Ballard securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Ballard Exchange, including, but not limited to, whether the Ballard Exchange will qualify as a tax-deferred contribution within the meaning of Section 351 and/or a reorganization within the meaning of Section 368(a) of the Code or as a tax-deferred transaction for purposes of any United States state or local income tax law.

(b)

The exchange of Fund Units for New Ballard Shares pursuant to section 3.1 of the Plan of Arrangement (the "Fund Exchange") is intended to qualify as a tax-deferred exchange pursuant to a plan of reorganization within the meaning of Section 368(a) of the Code and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each Party agrees to act in a manner that is consistent with the Parties’ intention that the Fund Exchange be treated as tax-deferred exchange pursuant to a plan of a reorganization within the meaning of Section 368(a) of the Code for all United States federal income tax purposes. Notwithstanding the foregoing, except as provided in the Fund Information Circular, none of Ballard, the Fund, New Ballard or New Holdco makes or will make any representation or warranty to any other party or to any Fund Unitholder, or other holder of Fund securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Fund Exchange, including, but not limited to, whether the Fund Exchange will qualify as a reorganization within the meaning of Section 368(a) of the Code or as a tax-deferred transaction for purposes of any United States state or local income tax law.

ARTICLE 3

COVENANTS

3.1	Covenants of the Fund

From the date hereof until the earlier of the Effective Date and the date of the termination of this Agreement, except with the prior written consent of Ballard (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)

the Fund will not take any action that could reasonably be expected to preclude, delay or have an adverse effect on the Arrangement or would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(b)

the Fund will promptly disclose in writing to Ballard any material change (actual, anticipated, contemplated or, to the knowledge of the Fund threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise which may reasonably be expected to preclude, delay or have an adverse effect on the Arrangement, or of any change in any representation or warranty provided by the Fund in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and the Fund shall in good faith discuss with Ballard any change in circumstances (actual, anticipated, contemplated, or to the knowledge of the Fund, threatened) which is of such a nature that there may be a reasonable question as to whether disclosure in writing need to be given to Ballard pursuant to this provision;

(c)

the Fund will ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required;

(d)

the Fund will use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1, 5.2 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of the Fund;

(e)	the Fund will provide notice to Ballard of the Fund Meeting and allow Ballard's representatives to attend such meeting;
(f)

subject to compliance by Ballard with Section 3.2(l), the Fund will ensure that the Fund Information Circular provides the Fund Unitholders with information required by Applicable Law, and will set out the Ballard Information in the Fund Information Circular in the form approved by Ballard and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws, and (ii) the unanimous determination of the Fund Board of Directors that the Arrangement is fair to the Fund Unitholders and is in the best interests of the Fund and the Fund Unitholders, and include the unanimous recommendation of the Fund Board of Directors that the Fund Unitholders vote in favour of the Arrangement Resolution; provided that, for greater certainty, the Fund Board of Directors shall only be entitled to withdraw, modify or change the recommendation regarding the Arrangement in response to an Alternative Proposal where the Fund has complied with the provisions of Section 3.4 and 7.2;

(g)

the Fund will assist Ballard in the preparation of the Ballard Information Circular and provide to Ballard, in a timely and expeditious manner, all Fund Information for inclusion in the Ballard Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and, in particular, to enable Ballard to meet the standard in Item 14 of form 51-102F5 to National Instrument 51-102 - Continuous Disclosure Obligations, including without limitation, required financial statements and any associated audit reports, review engagement reports and auditor consents;

(h)

except for proxies and other non-substantive communications with securityholders, the Fund will furnish promptly to Ballard or Ballard's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by the Fund in connection with: (i) the Arrangement; (ii) the Fund Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(i)	the Fund will solicit proxies to be voted at the Fund Meeting in favour of matters to be considered at the Fund Meeting, including the Fund Resolution;
(j)

the Fund will conduct the Fund Meeting in accordance with the Fund Trust Indenture and any instrument governing the Fund Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by Applicable Laws;

(k)

the Fund will make all necessary filings and applications under Applicable Laws required to be made on the part of the Fund in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws; and

(l)

the Fund will promptly advise Ballard of the number of the Fund Units for which the Fund receives notices of dissent or written objections to the Arrangement and provide Ballard with copies of such notices and written objections.

3.2	Covenants of Ballard

From the date hereof until the earlier of the Effective Date and the date of the termination of this Agreement, except with the prior written consent of the Fund (such consent not to be unreasonably withheld or delayed), and except for the Pre-Arrangement Transactions or as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or as required by Applicable Laws:

(a)

Ballard will not: (i) amend its constating documents; (ii) split, combine or reclassify any of its common shares; (iii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Ballard; (iv) reorganize, amalgamate, merge or otherwise combine Ballard or Subco with any other Person; or (iv) enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(b)

Ballard will not: (i) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the outstanding Ballard Shares; (ii) issue, grant, sell or pledge any Ballard Shares or other securities of Ballard, including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Ballard Shares (other than the grant of Ballard Rights or the issuance of Ballard Shares on the exercise of currently outstanding Ballard Rights; (iii) redeem, purchase or otherwise acquire any of the outstanding Ballard Shares or other securities; or (iv) enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; except, in each case, to the extent that such action or matter would not preclude, delay or have an adverse effect on, the Arrangement;

(c)

Ballard will not: (i) acquire (by consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Ballard, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (ii) incur any indebtedness for borrowed money that is not repaid prior to Closing or incur any other material liability or obligation; (iii) issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity; (iv) enter into any hedges, swaps or other financial instruments or like transactions; (v) enter into any material contract; or (vi) authorize or propose any of the foregoing, or enter into or modify any contract; agreement, commitment or arrangement to do any of the foregoing; except: (vii) in the ordinary course of business consistent with past practice in respect of matters for which the approval of the Ballard Board of Directors is not required; (viii) with the consent of the Fund, not to be unreasonably withheld; or (ix) if in connection with any such action or matter Ballard obtains contractual covenants by the counterparty or counterparties which allow it to assign any and all rights and obligations it acquires or assumes as a result of such transaction to New Ballard without consent of the counterparty or counterparties and which provides that there is no further recourse to Ballard in respect of any such obligations after such assignment (and such rights and obligations are assigned to New Ballard at the Effective Time under the Divestiture Agreement);

(d)

Ballard will not take any action that could reasonably be expected to preclude, delay or have an adverse effect on the Arrangement or would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(e)

Ballard will promptly disclose in writing to the Fund any Material Adverse Change, or of any change in any representation or warranty provided by Ballard in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Ballard shall in good faith discuss with the Fund any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Ballard, threatened) which is of such a nature that there may be a reasonable question as to whether disclosure in writing need to be given to the Fund pursuant to this provision;

(f)

Ballard will ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required;

(g)

Ballard will use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1, 5.2 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Ballard;

(h)	Ballard will complete the Pre-Arrangement Transactions identified in the Disclosure Letter as being required to be completed prior to Closing;
(i)

in seeking any consents to complete the transactions contemplated by the Divestiture Agreement, Ballard will use its reasonable commercial efforts to obtain a release from such counterparties of any of Ballard's obligations and liabilities which have been assigned to or assumed by New Ballard from such counterparties, such release to be effective at the Effective Time.

(j)	Ballard will provide notice to the Fund of the Ballard Meeting and allow the Fund's representatives to attend such meeting;
(k)

subject to compliance by the Fund with Section 3.1(g), Ballard will ensure that the Ballard Information Circular provides Ballard Securityholders with information required by Applicable Laws, and will set out the Fund Information in the Ballard Information Circular in the form approved by the Fund and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws, and (ii) the unanimous determination of the Ballard Board of Directors that the Arrangement is in the best interests of Ballard and Ballard Securityholders, and include the unanimous recommendation of the Ballard Board of Directors that the Ballard Securityholders vote in favour of the Arrangement Resolution; provided that, for greater certainty, the Ballard Board of Directors shall only be entitled to withdraw, modify or change the recommendation regarding the Arrangement in response to an Alternative Proposal where Ballard has complied with the provisions of Section 3.4 and 7.2;

(l)

Ballard will assist the Fund in the preparation of the Fund Information Circular and provide to the Fund, in a timely and expeditious manner, all Ballard Information for inclusion in the Fund Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and, in particular, to enable the Fund to meet the standard in Item 14 of form 51-102F5 to National Instrument 51-102 - Continuous Disclosure Obligations, including without limitation, required financial statements and any associated audit reports, review engagement reports and auditor consents;

(m)

except for proxies and other non-substantive communications with securityholders, Ballard will furnish promptly to the Fund or the Fund's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Ballard in connection with: (i) the Arrangement; (ii) the Ballard Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(n)	Ballard will solicit proxies to be voted at the Ballard Meeting in favour of matters to be considered at the Ballard Meeting, including the Arrangement Resolution;
(o)

Ballard will conduct the Ballard Meeting in accordance with its articles and by-laws and any instrument governing the Ballard Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(p)

Ballard will make all necessary filings and applications under Applicable Laws, required to be made on the part of Ballard in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(q)

Ballard will, within three Business Days of Ballard receiving from a taxing authority any audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that a tax assessment or reassessment is being considered or is pending, request for filing of a waiver or extension of time or any other notice in writing related to taxes, interest penalties, income, losses, or tax pools (an "Assessment"), deliver to the Fund a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Ballard on the assumption that the Assessment is valid; and

(r)

Ballard will promptly advise the Fund of the number of Ballard Shares for which Ballard receives notices of dissent or written objections to the Arrangement and, if dissent rights are given to Ballard Rightsholders under the terms of the Interim Order, Ballard shall promptly advise the Fund of the number of Ballard Rights for which Ballard receives notices of dissent or written objections to the Arrangement and, in each case, provide the Fund with copies of such notices and written objections to the Arrangement.

3.3	Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of the Fund and Ballard will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;
(b)

to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)

to prepare and deliver all documents and take all actions required to implement the Arrangement at the Effective Time including, the transfer by Ballard of all of its assets and liabilities to New Ballard, the transfer by the Fund of all of its assets and liabilities to Ballard and the assumption by Ballard of the Debenture Trust Indenture;

(d)

to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of the Fund and Ballard will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of the Administrator and Ballard;

(e)

reasonably cooperate with the Other Party and its tax advisors in structuring the Arrangement and the Pre-Arrangement Transactions in a tax effective manner (including, in respect of Ballard, providing the Other Party with access to its Books and Records), and in particular, in a manner to better ensure the balances in the Disclosure Letter of Ballard are available for use by Ballard after the Effective Time, and assist the Other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the Other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that, in its opinion, acting reasonably: (i) would require it to obtain approval of its securityholders other than at the Ballard Meeting or the Fund Meeting, as the case may be; (ii) would prejudice its securityholders; (iii) would prevent, delay or have an adverse effect on the Arrangement; or (iv) would have an adverse effect on the benefits to be received under the Arrangement by such Party or any of its securityholders;

(f)

reasonably cooperate and consult with the Other Party and its tax advisors on the preparation of the information for the Tax Return of Ballard for the year ended December 31, 2008 (including, in respect of Ballard, providing the Other Party with access to its Books and

Records) and in particular, in a manner to better ensure the balances in the Disclosure Letter are available for use by Ballard after the Effective Time and assist the Other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the Other Party and its tax advisors shall consider necessary, acting reasonably;

(g)

use their reasonable commercial efforts to cause the mailing of the Information Circular to their respective securityholders (the "Mailing Date") to occur as soon as reasonably practicable following the date hereof and in any event by November 24, 2008;

(h)

use their reasonable commercial efforts to obtain a clearance letter from WorkSafeBC indicating Ballard's workers' compensation insurance premiums for the period of time prior to the Effective Date have been paid; and

(i)

to obtain and maintain the Ballard Required Approvals and the Fund Required Approvals which must be obtained from Governmental Entities, including making as promptly as practicable all filings and submissions that are required or are otherwise advisable in order to obtain such approvals and will reasonably cooperate with each other in the preparation of such filings and submissions and the provision of any supplemental information that may be requested or required by Governmental Entities including (i) providing each other with drafts of documentation for review and reasonable comment prior to submission with Governmental Entities and (ii) keeping each other informed as to developments regarding the obtaining of such regulatory approvals.

3.4	Mutual Covenants Regarding Non-Solicitation
(a)

Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)

Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)	solicit, facilitate, initiate or encourage any Acquisition Proposal;
(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements executed in connection with an Acquisition Proposal, including, without limitation, any "standstill provisions" thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of this Agreement, each Party and its officers, directors and advisers may:

(v)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it, whether or not such solicitation, initiation or encouragement was in relation to an Acquisition Proposal or a transaction that would constitute an Acquisition Proposal but for the fact that such transaction does not preclude, delay or have an adverse effect on, the Arrangement) has made a written bona fide Material Acquisition Proposal which the Ballard Board of Directors or the Fund Board of Directors, as the case may be, determines in good faith that the funds or other consideration necessary for the Material Acquisition Proposal are likely to be available (an "Alternative Proposal") and, subject to execution of a confidentiality agreement with a standstill covenant that prevents such third party from making an Acquisition Proposal without the written consent of the Ballard Board of Directors or the Fund Board of Directors, as the case may be, (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets if:

(A)

the Ballard Board of Directors or the Fund Board of Directors, as the case may be, has received the advice of outside counsel that it is necessary to do so in order to properly discharge its fiduciary duties under Applicable Laws or the constating documents of such Party; and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to the Other Party, copies of all information provided to such third party that is relevant to the Arrangement concurrently with the provision of such information to such third party, and provided further that such Party shall notify the Other Party orally of, and disclose in writing, any inquiries, offers or proposals with respect to an Alternative Proposal (which written disclosure shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the third party making it, if not previously provided to the Other Party, copies of all information provided to such third party and all other information reasonably requested by the Other Party), within 24 hours of the receipt thereof, shall keep the Other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party's questions with respect thereto; or

(vi)

accept, recommend, approve or enter into an agreement to implement an Alternative Proposal, if the Ballard Board of Directors or the Fund Board of Directors, as the case may be, determines the Alternative Proposal to be in the best interests of its shareholders or the Fund Unitholders, as the case may be, and such Party complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 7.1(c) and concurrently therewith pays the amount required by Section 7.2 to the Other Party.

(c)

Each Party in receipt of an Alternative Proposal (a "Receiving Party") shall give the Other Party (the "Responding Party"), orally and disclose in writing, at least three Business Days advance notice of any decision by the Ballard Board of Directors or the Fund Board of Directors, as the case may be, to accept, recommend, approve or enter into an agreement to implement an Alternative Proposal, which notice shall confirm that the Ballard Board of Directors or the Fund Board of Directors, as the case may be, of the Receiving Party has determined that such Acquisition Proposal constitutes an Alternative Proposal, shall identify the third party making the Alternative Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such three Business Day period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Alternative Proposal and not to release the third party making the Alternative Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)

Each Party agrees that all information that may be provided to it by the Other Party with respect to any Alternative Proposal pursuant to this Section 3.4 shall be confidential and shall not be disclosed or used except in order to enforce its rights under this Agreement in legal proceedings.

(e)

Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. The Fund shall be responsible for any breach of this Section 3.4 by Inc's officers, directors, employees, investment bankers, advisers or representatives, and Ballard shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5	Provision of Information; Access
(a)

From and after the date hereof, Ballard shall provide the Fund and its representatives access, during normal business hours and at such other time or times as the Fund may reasonably request, to its premises, books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to the Fund all information concerning its business, properties and personnel as the Fund may reasonably request in the context of completing the Arrangement.

(b)

From and after the date hereof, the Fund shall provide Ballard and its representatives access, during normal business hours and at such other time or times as Ballard may reasonably request, to its premises, books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Ballard all information concerning its business, properties and personnel as Ballard may reasonably request in the context of completing the Arrangement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Fund

The Fund hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of Ballard and acknowledges that Ballard is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. The Fund is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted.

(b)

Authority Relative to this Agreement. The Fund has the requisite trust power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Fund Board of Directors and no other proceedings on the part of the Fund are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by the Fund and constitutes a legal, valid and binding obligation of the Fund enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

No Violations. Except as contemplated by this Agreement, other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement: i) there is no legal impediment to the Fund's consummation of the Arrangement; and ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Fund in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have an adverse effect on the ability of the Fund to consummate the Arrangement.

(d)

Board Approval. The Fund Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of the Fund and the Fund Unitholders and has unanimously determined that the Arrangement is fair to the Fund Unitholders and has resolved to unanimously recommend approval of the Fund Resolution by Fund Unitholders.

(e)

Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of the Fund, threatened or for which there is a reasonable basis, affecting or that would affect Fund at law or in equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Fund which, if successful would have an adverse effect on the ability of the Fund to consummate the Arrangement.

(f)

Funds Available. The aggregate cash to be loaned by the Fund to Ballard pursuant to the Arrangement is available to the Fund and will be available at the Effective Time so that the Fund will be able to make such loan in accordance with the terms of the Plan of Arrangement.

4.2	Representations and Warranties of Ballard

Ballard hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of the Fund and acknowledges that the Fund is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. Ballard and Subco are corporations duly incorporated or amalgamated and validly existing under the Laws of their respective jurisdictions of incorporation and have the requisite corporate power and authority to own their assets as now owned and to carry on their business as now conducted. Copies of the constating documents of Ballard and any material contracts provided to the Fund, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)

Authority Relative to this Agreement. Ballard has the requisite corporate power and authority to execute this Agreement carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Ballard Board of Directors and no other proceedings on the part of Ballard are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Ballard and constitutes a legal, valid and binding obligation of Ballard enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

No Violations. Except as contemplated by this Agreement, other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement: i) there is no legal impediment to Ballard's consummation of the Arrangement; and ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Ballard in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have an adverse effect on the ability of Ballard to consummate the Arrangement.

(d)

Board Approval. The Ballard Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Ballard and the Ballard Securityholders, and has unanimously determined that the Arrangement is fair to Ballard Securityholders and has resolved to unanimously recommend approval of the Arrangement Resolution by Ballard Securityholders.

(e)

Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Ballard, threatened or for which there is a reasonable basis, affecting or that would affect Ballard or Subco at law or in equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Ballard which, if successful, would have a Material Adverse Effect.

(f)

Reporting Issuer Status. Ballard is a reporting issuer (where such concept exists) in all provinces of Canada. The Ballard Shares are registered pursuant to Section 12 of the U.S. Exchange Act and Ballard is in material compliance with all applicable U.S. Securities Laws, including the Sarbanes Oxley Act of 2002, and the rules and policies of the TSX and NASDAQ.

(g)

Capitalization. As of the date hereof, the authorized capital of Ballard consists of an unlimited number of Ballard Shares and an unlimited number of preferred shares. As of the date hereof, there were issued and outstanding 82,109,460 Ballard Shares and there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Ballard of any securities of Ballard (including Ballard Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Ballard (including Ballard Shares) other than the Ballard Rights. All outstanding Ballard Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(h)

Financial Statements. As of their respective dates, the Ballard Financial Statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Ballard Financial Statements were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Ballard's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in all material respects in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Ballard on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in all material respects in respect of contingent liabilities, if any, of Ballard on a consolidated basis.

(i)

Absence of Liabilities. Ballard will, after Closing, not have any have any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Ballard which occurred prior to Closing, including without limitation, as a result of: i) Claims relating to the Intellectual Property of Ballard or the activity of Ballard and/or of its Subsidiaries in relation to the Intellectual Property, including without limitation the development, reproduction, use, and sale or distribution, of all or any part thereof, which infringes upon, or misappropriates, the Intellectual Property Rights of any third Person; ii) Claims relating to Taxes of Ballard for any period of time prior to Closing, including without limitation any Taxes relating to the current audit being conducted with respect to sales taxes; iii) Claims related to any public disclosure of Ballard, including without limitation the Public Record of Ballard and any disclosure relating to Ballard included in the Fund Information Circular, for any period of time prior to Closing; iv) any violation of Applicable Laws, including without limitation applicable Canadian Securities Laws, that occurred prior to Closing; v) any failure to comply with the terms of any agreements, contracts, indentures, licenses, permits, approvals to which it is or was party or which it is or was subject to, or which has been entered into on its behalf or its constating documents; vi) Claims relating to the operation, performance, warranty, maintenance, service, malfunction or liability of Ballard's products prior to Closing; vii) Claims relating to workers' compensation, including without limitation, premiums in Canada or the United States; viii) Claims relating to personal injuries or property damage; or ix) Claims relating to violations of Environmental Laws or the release of Hazardous Substances; except, in each case; (x) as has been assumed by New Ballard and is the subject of the trust conditions of the Divestiture Agreement; or (xi) any liabilities or obligations of Ballard resulting from completion of the Arrangement, including the obligation to repay the amounts loaned to it by the Fund under the Plan of Arrangement or to satisfy the dissent rights granted to the Fund Unitholders pursuant to the Interim Order;

(j)

Disclosure. To the knowledge of Ballard, Ballard has not withheld from the Fund any material information or documents concerning Ballard or its Subsidiaries that would reasonably be expected to disclose that a Material Adverse Change had occurred after January 1, 2008. No representation or warranty contained herein contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein not misleading.

(k)	No Material Adverse Change. Since January 1, 2008, other than as disclosed in the Public Record, there has not been any Material Adverse Change.
(l)	Tax Representations:
(i)	Place of Principal Offices. The principal office of Ballard is not located within the United States;
(ii)	Investment Company. Ballard is not an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended;
(iii)

Tax Returns. Ballard has duly and timely filed in the prescribed manner and within the prescribed time with all appropriate Governmental Entities all Tax Returns that it is required to file in respect of any Taxes in respect of any provision in applicable tax legislation, for all fiscal and other reporting periods ending prior to the date hereof, and all of which are, to the best of Ballard's knowledge, true, correct and complete in all material respects;

(iv)

Sales Tax. Except as may be determined under the current audit being conducted with respect to the sales taxes, Ballard has complied with all registration, reporting, collection and remittance requirements in respect of all federal and provincial sales tax legislation including but not limited to the Excise Tax Act (Canada);

(v)

Tax Information. Ballard has provided to the Fund copies of all tax related materials requested by the Fund, including Tax Returns, electronic copies of the general ledger and copies of legal entity financial statements, elections, designations, audit undertakings, notices of determination of loss, all working papers, calculations and schedules relating thereto, together with all communications relating thereto from any Governmental Entities and the response, if any, from Ballard to such communications;

(vi)

Assessments or Reassessments. Except for the current audit being conducted with respect to sales taxes: (A) There are no assessments or reassessments of any Taxes that have been issued and are outstanding pursuant to which there are any amounts owing; (B) Ballard is not negotiating any draft assessment or reassessment with any Governmental Entity; (C) Ballard is not aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment including, without limitation, aggressive treatment of income, expenses, deductions, credits or other claims for deduction or credit under any Tax Returns; and (D) Ballard has not received any indication from any Governmental Entity that an assessment or reassessment is proposed in respect of any Taxes, regardless of its merits. Ballard has not executed or filed with any Governmental Entity any agreement extending the period for the filing of any Tax Returns or for the assessment, reassessment or collection of any Taxes. No Governmental Entity has challenged or disputed the federal tax account balances set forth in the Disclosure Letter with Ballard;

(vii)

Acquisition of Control. Based on the generally accepted interpretation of the ITA as of the date hereof, during the period commencing December 31, 1998 and ending immediately prior to the date hereof, there has not been any "acquisition of control" of Ballard, as that term is used for purposes of the ITA; and

(viii)	Residency. Ballard is and has been since its inception, resident in Canada and a "taxable Canadian corporation" both for purposes of the ITA.

ARTICLE 5

CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)

the Interim Order: i) shall have been granted in form and substance satisfactory to each of the Fund and Ballard, acting reasonably; ii) shall provide that the obligation to comply with any dissent rights granted to Ballard Shareholders in connection with the Arrangement, including without limitation the obligation to pay the fair value of such Ballard Shares to the holders of any such securities which have exercised such dissent rights, shall be an obligation of New Ballard; and iii) shall not have been set aside or modified in a manner unacceptable to the Fund and Ballard, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolutions shall have been passed by the requisite majorities specified in the Interim Order and in form and substance satisfactory to each of the Fund and Ballard, acting reasonably;
(c)

the Final Order shall have been granted in form and substance satisfactory to the Fund and Ballard, acting reasonably and shall not have been set aside or modified in any manner unacceptable to the Fund or Ballard, acting reasonably, on appeal or otherwise;

(d)

the Articles of Arrangement to be filed with the Director in accordance with the Arrangement shall be in form and substance satisfactory to each of the Fund and Ballard, acting reasonably and be capable of being filed in sufficient time to ensure that the Arrangement may become effective on or prior to the Deadline; and

(e)	there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:
(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or
(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Ballard and the Fund and may be asserted by Ballard and the Fund regardless of the circumstances and may be waived by Ballard and the Fund (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ballard or the Fund may have.

5.2	Additional Conditions to Obligations of the Fund

The obligations of the Fund to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

except as affected by the transactions contemplated by this Agreement, the representations and warranties of Ballard contained in Section 4.2 shall be true in all material respects (provided that those representations which are subject to qualifications or limitations as to materiality or Material Adverse Effect or Material Adverse Change shall be true in all respects) as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and Ballard shall have complied in all material respects with its covenants in this Agreement and the Fund shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Ballard acting solely on behalf of Ballard and not in their personal capacity, to the best of their respective information and belief having made reasonable inquiry and the Fund will have no knowledge to the contrary;

(b)	holders of not more than 2% of the outstanding Fund Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;
(c)

immediately prior to the Effective Time, but after completion of the Pre-Arrangement Transactions, the aggregate of federal tax account balances in respect of the pools set out in the Disclosure Letter shall not be less than 90% of the amounts set out in the Disclosure Letter, and the applicable expiry horizons will not be materially different than as set out in the Disclosure Letter;

(d)

at the Effective Time: (i) Ballard shall have no Subsidiaries other than those being transferred to New Ballard in connection with the Arrangement or agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business, assets or operations; (ii) Ballard shall not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement or employee benefit plan for the benefit of any employees, officers, directors or shareholders of Ballard that will not be terminated, whether pursuant to the Arrangement or otherwise; (iii) Ballard will have no officers, employees or consultants other than those being transferred to New Ballard in connection with the Arrangement; and (iv) there shall be no amounts payable by Ballard under any obligations or liabilities of Ballard to pay any amount to its officers, directors, employees or consultants or any other person not dealing at arm's length with Ballard or any associate or affiliate of any such persons including all severance, termination, change of control arrangements, pay to stay or retention arrangements and salaries and bonuses;

(e)

there shall not have been after the date hereof and prior to the Effective Time any enactment, promulgation or public announcement of any change or proposed change in law (including a specific proposal to amend the ITA publicly announced by the Department of Finance of Canada) or applicable case law, or written and published interpretative guidance or policy of the Canada Revenue Agency or provincial equivalent that, in the opinion of the Fund, acting reasonably, could result in any material impairment of, or materially adversely affect: (i) the benefit to the Fund, or the completion, of the Arrangement, or (ii) the ability of Ballard to utilize the account balances referred to in the Disclosure Letter after the Effective Date;

(f)

during the period commencing immediately prior to the date hereof and ending immediately prior to the Effective Time, there will not have been any "acquisition of control" of Ballard, as that term is used for purposes of the ITA with the exception of any "acquisition of control" that has occurred on or after the date hereof as a result of the execution of this Agreement or the completion of the transactions contemplated herein, including the Plan of Arrangement;

(g)

the Ballard Shares and the Fund Debentures to be assumed by Ballard (including the Ballard Shares to be issued pursuant to the Arrangement or issuable upon conversion, redemption or maturity of such debentures) shall be conditionally listed so as to be listed and posted for trading on the TSX on the first trading day following the Effective Date and the Ballard Shares shall be delisted from the NASDAQ;

(h)	the Fund shall have received resignations and releases, in the form settled between Ballard and the Fund on or prior to the date hereof, from the directors and officers of Ballard;
(i)

between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change as described in section i) or ii) of the definition of Material Adverse Change or any Material Adverse Change described in section iii) of such definition which, in the opinion of the Fund, acting reasonably, has a material adverse effect on New Ballard's financial capacity to fulfill its obligations under the indemnity under the Indemnity Agreement which, for greater certainty, shall include a decision by a credit rating agency to downgrade the credit rating or outlook on Superior Plus LP's debt as a result of such Material Adverse Change;

(j)

Ballard shall have: i) been added as an additional insured to the general insurance policies; and ii) as a named insured to the directors' and officers' liability insurance policy of New Ballard or shall have secured "run off" directors’ and officers’ liability insurance, which policies shall have a scope and coverage no less advantageous in scope and coverage to that provided pursuant to Ballard's insurance policies immediately prior to the date of this Agreement and, in the case of the "run off" directors' and officers' liability insurance policy shall cover claims made prior to or within six years after the Effective Time;

(k)

there shall be no security registrations against Ballard under the Personal Property Security Act (British Columbia) or other security registration legislation in other jurisdictions, with the exception of registrations relating to specific goods which, for greater certainty, excludes registrations relating to equipment or other categories of personal property where no specific good is listed, or such other arrangements shall have been made with respect to the discharge of such security registrations as are satisfactory to the Fund;

(l)	New Ballard and New Holdco shall have entered into an indemnity agreement indemnifying Ballard in the form attached hereto as Schedule "B"; and
(m)	the Fund Required Approvals shall have been received by the Fund on a basis acceptable to the Fund, acting reasonably.

The conditions in this Section 5.2 are for the exclusive benefit of the Fund and may be asserted by the Fund regardless of the circumstances or may be waived by the Fund in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Fund may have.

5.3	Additional Conditions to Obligations of Ballard

The obligations of Ballard to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

except as affected by the transactions contemplated by this Agreement, the representations and warranties of the Fund contained in Section 4.1 shall be true in all material respects (provided that those representations which are subject to qualifications or limitations as to materiality or Material Adverse Effect or Material Adverse Change shall be true in all respects) as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and the Fund shall have complied in all material respects with its covenants in this Agreement and Ballard shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of the Administrator acting solely on behalf of the Administrator and not in their personal capacity, to the best of their respective information and belief having made reasonable inquiry and Ballard will have no knowledge to the contrary;

(b)	holders of not more than 2% of the outstanding Ballard Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;
(c)

the New Ballard common shares (including the New Ballard common shares issuable to Ballard Shareholders pursuant to the Arrangement) shall be conditionally listed so as to be listed and posted for trading on the TSX and the NASDAQ on the first trading day following the Effective Date and any required approvals of the TSX and NASDAQ of the New Ballard rights plans and the listing of the New Ballard common shares issuable thereunder by the TSX and the NASDAQ shall have been received;

(d)	Ballard shall have entered into an indemnity agreement indemnifying New Ballard in the form attached hereto as Schedule "B"; and
(e)	the Ballard Required Approvals shall have been received by Ballard on a basis acceptable to Ballard, acting reasonably.

The conditions in this Section 5.3 are for the exclusive benefit of Ballard and may be asserted by Ballard regardless of the circumstances or may be waived by Ballard in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ballard may have.

5.4	Notice and Effect of Failure to Comply with Conditions
(a)

Each of the Fund and Ballard shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)

If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may terminate this Agreement as provided in Section 7.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the Other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the CBCA to give effect to the Arrangement.

ARTICLE 6

AMENDMENT

6.1	Amendment

This Agreement (including the Plan of Arrangement) may at any time and from time to time before or after the holding of the Ballard Meeting and the Fund Meeting be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or
(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by the Fund Unitholders or Ballard Securityholders, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 7

TERMINATION

7.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of the Fund and Ballard;
(b)	as provided in Section 5.4(b); or

(c)

by either the Fund or Ballard in order to enter into an Alternative Proposal in accordance with Section 3.4(b)(vi), provided that such Party has complied with its obligations set forth in Section 3.4(c) and concurrently therewith pays the Termination Fee.

If this Agreement is terminated in the circumstances set out in paragraphs (a) through (c) of this Section 7.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in this Article 7 and Article 8 which shall survive such termination.

7.2	Termination Fee

If this Agreement:

(a)

is terminated by a Party in the circumstances contemplated in Section 7.1(b) as a result of the failure of the other Party’s securityholders to approve the Arrangement Resolution, and the terminating Party’s securityholders have approved the Arrangement Resolution; or

(b)	is to be terminated by a Party in the circumstances contemplated in Section 7.1(c);

the Party whose securityholders have failed to approve the Arrangement, or the Party which wishes to terminate this Agreement to enter into an Alternative Proposal, as the case may be, must pay to the Other Party, in immediately available funds to an account designated by the Other Party, $2 million (the "Termination Fee").

7.3	Damages and Remedies

Each Party acknowledges that the payment of the Termination Fee in the circumstances contemplated in Section 7.2 is the sole remedy to which a Party is entitled on the termination of this Agreement and that such amount is not a penalty, but intended to reimburse a Party for its time, efforts and costs in implementing the transactions contemplated herein. Each Party irrevocably waives any right it may have to raise as a defence that any such fee is excessive or punitive.

Each Party acknowledges that, other than in respect of the termination of this Agreement in circumstances contemplated in Section 7.2, nothing restricts the ability of a Party to pursue any and all legal remedies with respect to any breach by the other Party of its covenants, representations or warranties contained herein, including without limitation the ability to sue for damages, seek injunctive relief or specific performance. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 8

CONFIDENTIALITY

8.1	Confidentiality
(a)

Each Party will, and will cause its Subsidiaries and its and their directors, officers, employees and agents to, keep all information provided to it hereunder or in connection with the Arrangement (collectively, the "Confidential Information") confidential and will not use or disclose such Confidential Information to any Person except to the extent:

(i)	such use or disclosure is expressly permitted or contemplated pursuant to this Agreement or any agreement contemplated herein;
(ii)

such use or disclosure is strictly necessary to enable the recipient of such Confidential Information to exercise its rights and perform its obligations under this Agreement or any agreement contemplated in this Agreement;

(iii)	such use or disclosure is required by Applicable Laws;
(iv)	such information is in the public domain other than as a result of a breach of this Agreement or any agreement contemplated in this Agreement; or
(v)

such use or disclosure is required pursuant to a final order or judgment of a court of competent jurisdiction and in such case the Parties will cooperate with one another to obtain an appropriate protective order or other reliable assurance that the confidentiality of such Confidential Information will be maintained.

(b)

Each Party acknowledges that the Confidential Information of the other Party consists in part of information vital to the business and commercial prospects of those other Party and that such information is the special, valuable and unique property of those other Party and would not normally be disclosed to it. Accordingly, each Party agrees to use all commercially reasonable efforts to protect such Confidential Information and keep it confidential using a standard of care no less than the degree of care that such Party would be reasonably expected to employ for its own similar Confidential Information. In particular, each Party has instructed and shall continue to instruct those employees or advisors responsible for processing Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder and has ensured and shall continue to ensure that access to the Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(c)

Neither Party has or hereafter shall use any Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement and each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that any disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(d)

Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Laws to prevent accidental loss or corruption of the Personal Information, unauthorized input or access to the Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Personal Information.

(e)

Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(f)

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Personal Information acquired by it in connection with this Agreement and will return to Other Party or, at the Other Party's request, destroy in a secure manner, the Personal Information (and any copies).

(g)

Without prejudice to any other rights or remedies, in the event of litigation relating to a breach of the provisions of this Article 8, if a court of competent jurisdiction determines in a final, non-appealable order that any of such provisions has been breached, the Party in breach will reimburse the other Party for its costs and expenses (including reasonable legal fees and expenses) incurred in connection with all such litigation.

No failure or delay by a Party or any of such Party’s representatives in exercising any right, power or privilege under this Article 8 will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No provision of this Article 8 may be waived or amended nor any consent given except in writing signed by a duly authorized officer of each Party so waiving or consenting.

ARTICLE 9

NOTICES

9.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)	in the case of the Fund, to:

Superior Plus Income Fund

2820, 605 - 5th Avenue SW

Calgary AB T2P 3H5

Attention:	Chief Financial Officer
Facsimile:	(403) 218-2973

with a copy to:

Macleod Dixon LLP

3700 Canterra Tower

400 Third Avenue S.W.

Calgary, AB T2P 4H2

Attention:	Darren Hribar
Facsimile:	403-264-5973
(b)	in the case of Ballard, to:

Ballard Power Systems Inc.

9000 Glenlyon Parkway

Burnaby, BC V5J 5J8

Attention:	President and Chief Executive Officer
Facsimile:	(604) 412-3131

with a copy to:

Stikeman Elliott LLP

Suite 1700 Park Place

666 Burrard Street

Vancouver BC V6C 2X8

Attention:	John Anderson
Facsimile:	(604) 681-1825

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10

GENERAL

10.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party.

10.3	Disclosure

The Parties agree to consult with each other, and to provide each other with a reasonable prior opportunity to review and comment on, any press release, public statement or filing with any regulatory body or stock exchange with respect to this Agreement or any of the transactions contemplated herein. The Parties also agree to use commercially reasonable efforts to exclude, to the extent legally permitted, all Confidential Information from any voluntary or other disclosure required under applicable securities or similar legislation in connection with this Agreement, including redacting Confidential Information from any copy of this Agreement required to be filed under such legislation.

10.4	Costs

Except as contemplated herein (including Section 7.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

10.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7	Time of Essence

Time shall be of the essence of this Agreement.

10.8	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta. The Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta and, with respect to the Plan of Arrangement, the Court.

10.9	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10	Obligations

The Parties acknowledge that, with respect to the Fund being a party to this Agreement, the obligations of the Fund hereunder shall not be personally binding upon the Fund Trustee, or any of the Fund Unitholders and that any recourse against the Fund or any the Fund Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Fund Trust Indenture.

10.11	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

The remainder of this page is left blank intentionally

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

SUPERIOR PLUS INCOME FUND, by its	BALLARD POWER SYSTEMS INC.
Administrator, Superior Plus Administration Inc.

Per: ____________________________________	Per: ______________________________
Grant D. Billing	John Sheridan
Chairman and Chief Executive Officer	President and Chief Executive Officer

Per: ____________________________________	Per: ______________________________
Wayne M. Bingham	Dave Smith
Executive Vice President and Chief	Chief Financial Officer
Financial Officer

EXHIBIT A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Administrator" means Superior Plus Administration Inc., a corporation subsisting under the laws of Canada which acts as administrator of the Fund pursuant to an amended and restated administration agreement dated September 30, 2006;

"Arrangement" means the arrangement involving the Fund, the Fund Unitholders, Ballard, the Current Ballard Securityholders, Newco and New Holdco under the provisions of section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated as of October 30, 2008 between the Fund and Ballard with respect to this Plan of Arrangement, and all amendments thereto;

"Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made so as to give effect to the Arrangement;

"Assumed Obligations" means all of the debts, liabilities, commitments and obligations of any nature or kind whatsoever (whether matured or unmatured, known or unknown, accrued, fixed, contingent or otherwise) of Ballard immediately prior to the Effective Time, including any and all such debts, liabilities, commitments and obligations in connection with the Unassigned Contracts (as such term is defined in the Divestiture Agreement), but excluding the debts, liabilities, commitments and obligations evidenced bythe Fund Loan Promissory Note;

"Ballard" means Ballard Power Systems Inc., a corporation subsisting under the laws of Canada under corporation number 248019-01;

"Ballard Depositary" means Computershare Trust Company of Canada, or such other trust company as may be designated by Ballard;

"Ballard DSUP" means the deferred share unit plans of Ballard;

"Ballard DSUs" means the deferred share units, whether or not vested, issued pursuant to the Ballard DSUP that are outstanding immediately prior to the Effective Time;

"Ballard Letter of Transmittal" means the letter of transmittal accompanying the information circular sent to Current Ballard Shareholders;

"Ballard Option Plan" means the stock option plans of Ballard;

"Ballard Options" means the stock options, whether or not vested, to acquire Common Shares that were issued pursuant to the Ballard Option Plan that are outstanding immediately prior to the Effective Time;

"Ballard Redeemable Shares" means the Current Ballard Shares once redesignated as "Redeemable Common Shares" pursuant to subparagraph 3.1(n)(i) of this Plan of Arrangement;

"Ballard RSUP" means the restricted share unit plan of Ballard;

"Ballard RSUs" means the restricted share units, whether or not vested, issued pursuant to the Ballard RSUP that are outstanding immediately prior to the Effective Time;

"Business Day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta and Vancouver, British Columbia are not generally open for business;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"Certificate" means the certificate or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement;

"Claims" means claims of any nature or kind whatsoever against the Fund Units or the Current Ballard Shares, as applicable, including, without limitation, encumbrances, charges, liens, security interests, trust claims or any other claims in equity, at law or otherwise;

"Court" means the Supreme Court of British Columbia;

"Current Ballard DSU Holders" means the holders of Ballard DSUs;

"Current Ballard Optionholders" means the holders of Ballard Options;

"Current Ballard RSU Holders" means the holders of Ballard RSUs;

"Current Ballard Securityholders" means, collectively, the Current Ballard Shareholders, the Current Ballard Optionholders, the Current Ballard DSU Holders and the Current Ballard RSU Holders;

"Current Ballard Shareholders" means the holders of Current Ballard Shares;

"Current Ballard Shares" means the issued and outstanding common shares in the capital of Ballard immediately prior to the Effective Time;

"Director" means the Director appointed under section 260 of the CBCA;

"Dissenting Shareholders" means the registered Current Ballard Shareholders who exercise the rights of dissent provided to them under the Interim Order and have not, prior to the Effective Time, withdrawn their dissent;

"Dissenting Unitholders" means the registered Fund Unitholders who exercise the rights of dissent provided to them under the Interim Order and have not, prior to the Effective Time, withdrawn their dissent;

"Divested Assets" means all of the property and assets of Ballard immediately prior to the Effective Time whether real or personal, tangible or intangible, of every kind and description and wheresoever situate, including the Fund Loan Amount;

"Divestiture Agreement" means the Divestiture Agreement entered into and dated as of the Effective Date providing for the transfer, assignment and conveyance by Ballard of the Divested Assets to Newco and the assumption by Newco of the Assumed Obligations;

"Effective Date" means the date the Arrangement is effective under the CBCA;

"Effective Time" means 11:59 p.m. on the Effective Date;

"Final Order" means the final order of the Court approving this Plan of Arrangement pursuant to subsection 192(4) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Fund" means Superior Plus Income Fund, an open-end unincorporated investment trust created under the laws of the Province of Alberta;

"Fund Depositary" means Computershare Trust Company of Canada, or such other trust company as may be designated by the Fund;

"Fund Indenture" means the Amended and Restated Declaration of Trust dated September 30, 2006 between Computershare Trust Company of Canada and Superior Plus Administration Inc.;

"Fund Letter of Transmittal" means the letter of transmittal accompanying the information circular sent to Fund Unitholders;

"Fund Loan Amount" means the aggregate amount payable pursuant to the Fund Loan Promissory Note, which amount shall be equal to $46,319,148;

"Fund Loan Promissory Note" means the promissory note of Ballard, in an aggregate principal amount equal to the Fund Loan Amount, to be issued in favour of the Fund pursuant to subsection 3.1(d) hereof in consideration of the loan to Ballard by the Fund of an amount equal to the Fund Loan Amount;

"Fund Unitholders" means the holders of Fund Units;

"Fund Units" means the issued and outstanding trust units of the Fund;

"Interim Order" means the interim order of the Court concerning the Plan of Arrangement pursuant to subsection 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the Meetings, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Meeting" means either the special meeting of Fund Unitholders or the special meeting of Current Ballard Securityholders, as applicable, to be held to consider the Arrangement, and any adjournment thereof;

"New Ballard Shareholders" means the holders of issued and outstanding New Ballard Shares;

"New Ballard Shares" means the common shares in the capital of Ballard that are authorized pursuant to subparagraph 3.1(n)(iii);

"New Holdco" means • Canada Ltd., a corporation incorporated under the CBCA;

"New Holdco DSUP" means the deferred share unit plans to be adopted by New Holdco having the terms and conditions described in the information circular sent to Current Ballard Securityholders;

"New Holdco DSUs" means the deferred share units to be issued pursuant to the New Holdco DSUP;

"New Holdco Option Plan" means the stock option plan to be adopted by New Holdco having the terms and conditions described in the information circular sent to Current Ballard Securityholders;

"New Holdco Options" means the stock options to be issued pursuant to the New Holdco Option Plan;

"New Holdco RSUP" means the restricted share unit plan to be adopted by New Holdco having the terms and conditions described in the information circular sent to Current Ballard Securityholders;

"New Holdco RSUs" means the restricted share units to be issued pursuant to the New Holdco RSUP;

"New Holdco Shareholders" means the holders of issued and outstanding New Holdco Shares;

"New Holdco Shares" means the common shares in the capital of New Holdco;

"Newco" means • Canada Ltd., a corporation incorporated under the CBCA;

"Newco Shares" means the common shares in the capital of Newco; and

"Tax Act" means the Income Tax Act (Canada), as amended.

1.2	Number of Fund Units
(a)

For purposes of determining the number of Fund Units outstanding on the Effective Date, that number shall conclusively be considered to be the number set forth in a certificate or letter of the registrar and transfer agent of the Fund on that date.

(b)

For purposes of determining the number of Current Ballard Shares outstanding on the Effective Date, that number shall conclusively be considered to be the number set forth in a certificate or letter of the registrar and transfer agent of Ballard on that date.

1.3	Sections and Headings

The division of this Plan of Arrangement into articles, sections, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement.

1.4	Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5	Currency

All references in this Plan of Arrangements to sums of money are expressed in lawful money of Canada.

1.6	Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place. In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2	Effect of Filing Articles of Arrangement

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) the Fund Unitholders; (b) the Current Ballard Securityholders; (c) the Fund; (d) Ballard; (e) Newco; and (f) New Holdco.

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Director pursuant to the CBCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Director pursuant to the CBCA.

ARTICLE 3

THE ARRANGEMENT

3.1	Arrangement and Related Transactions

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality, except as otherwise expressly provided.

(a)	the Ballard RSUP and the Ballard RSUs and any other rights issued thereunder shall be, and shall be deemed to be, terminated and cancelled for no consideration;
(b)	the Ballard DSUP and the Ballard DSUs and any other rights issued thereunder shall be, and shall be deemed to be, terminated and cancelled for no consideration;
(c)

the Fund Indenture shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described herein all as may be reflected in a further amended and restated Fund Indenture to be dated as of the Effective Date;

(d)	the Fund shall loan to Ballard the Fund Loan Amount and, in consideration therefor, Ballard shall issue and deliver to the Fund the Fund Loan Promissory Note;
(e)

Ballard shall transfer, assign and convey to Newco the Divested Assets and as consideration for the Divested Assets, Newco shall issue to Ballard 100,000,000 fully paid Newco Shares and assume the Assumed Obligations all on the terms and conditions set forth in the Divestiture Agreement;

(f)

all of the Current Ballard Shares (including those held by Dissenting Shareholders) shall be, and shall be deemed to be, exchanged by the holders thereof for fully paid New Holdco Shares on the basis of one New Holdco Share for each Current Ballard Share;

(g)

the New Holdco Shares received by Dissenting Shareholders pursuant to subsection 3.1(f) shall be, and shall be deemed to be, cancelled and the Dissenting Shareholders shall cease to have any rights as New Holdco Shareholders other than the right to be paid by New Holdco, in accordance with section 4.2, an amount equal to the fair value of the Current Ballard Shares that were exchanged for their New Holdco Shares;

(h)	New Holdco shall adopt and be deemed to have adopted and implemented the New Holdco RSUP;
(i)

New Holdco shall issue to each Current Ballard RSU Holder whose Ballard RSUs were terminated and cancelled pursuant to subsection 3.1(a) one New Holdco RSU for each Ballard RSU so terminated and cancelled, entitling the holder to acquire one New Holdco Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Ballard RSU;

(j)	New Holdco shall adopt and be deemed to have adopted and implemented the New Holdco DSUP;

(k)

New Holdco shall issue to each Current Ballard DSU Holder whose Ballard DSUs were terminated and cancelled pursuant to subsection 3.1(b), one New Holdco DSU for each Ballard DSU so terminated and cancelled, entitling the holder to acquire one New Holdco Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Ballard DSU;

(l)	New Holdco shall adopt and be deemed to have adopted an implemented the New Holdco Option Plan;
(m)

all of the Current Ballard Options shall be, and shall be deemed to be, terminated and cancelled and New Holdco Options shall be, and shall be deemed to be, issued to the holders of the Current Ballard Options so terminated and cancelled, on the basis that for each Current Ballard Option so terminated and cancelled, the Current Ballard Optionholder shall receive in exchange therefor a New Holdco Option to purchase the same number of New Holdco Shares as the aggregate number of Current Ballard Shares under the Current Ballard Option so terminated and cancelled, at an exercise price per New Holdco Share equal to the exercise price per Current Ballard Share under the Current Ballard Option so terminated and cancelled and having the same vesting dates and expiry date as the Current Ballard Option so terminated and cancelled, and the New Holdco Options so issued shall be otherwise deemed to have been issued under, and be subject to, the terms and conditions of the New Holdco Option Plan;

(n)	the articles of Ballard shall be amended to change its authorized capital as follows:
(i)

by changing the designation of the Current Ballard Shares to "Redeemable Common Shares", having the same rights, privileges, restrictions and conditions as the Current Ballard Shares, but with each Ballard Redeemable Share being redeemable at the option of Ballard in consideration for one Newco Share;

(ii)

by subdividing and changing the number of outstanding Ballard Redeemable Shares in such manner that the aggregate number of outstanding Ballard Redeemable Shares becomes 100,000,000 Ballard Redeemable Shares;

(iii)

by the creation of a new class of common shares (the "New Ballard Shares"), being an unlimited number of shares designated as "Common Shares", having the following rights, privileges, restrictions and conditions attaching thereto:

(A)

Dividends: The holders of the Common Shares are entitled to receive dividends, if, as and when declared by the board of directors of Ballard, out of the assets of Ballard properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of Ballard entitled to receive dividends in priority to or rateably with the Common Shares, the board of directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of Ballard;

(B)

Voting Rights: The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Ballard, and to one vote at all such meetings in respect of each Common Share held; and

(C)

Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of Ballard or other distribution of assets of Ballard among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of Ballard upon such a distribution in priority to the Common Shares, be entitled to participate rateably in any distribution of the assets of Ballard; and

(iv)	by changing the province in Canada where the registered office of Ballard is situated to the Province of Alberta;
(o)

the Fund shall transfer, assign and convey to Ballard all of its assets (including the Fund Loan Promissory Note) and as consideration for such assets, Ballard shall (A) issue to the Fund such number of fully paid New Ballard Shares that are equal to the number of outstanding Fund Units as at the Effective Time; and (B) assume all of the liabilities and obligations of the Fund;

(p)

the Fund shall redeem all of its outstanding Fund Units and distribute all of the New Ballard Shares to Fund Unitholders on the basis of one New Ballard Share for each one Fund Unit held in satisfaction of the redemption of all of the Fund Units;

(q)	the existence of the Fund shall terminate upon completion of the steps provided in subsections 3.1(o) and 3.1(p);
(r)

the New Ballard Shares held by Dissenting Unitholders that were acquired pursuant to subsection 3.1(p) in satisfaction of the redemption of all of the Fund Units shall be, and shall be deemed to be, cancelled and the Dissenting Unitholders shall cease to have any rights as New Ballard Shareholders other than the right to be paid by Ballard, in accordance with section 4.1, the fair value of the Fund Units that were redeemed in satisfaction for their New Ballard Shares;

(s)

all of the issued and outstanding Ballard Redeemable Shares shall be, and shall be deemed to be, redeemed by Ballard, with payment of the aggregate redemption price therefor to be effected by Ballard distributing all of the issued and outstanding Newco Shares held by Ballard to New Holdco, whereupon all of the Ballard Redeemable Shares shall be, and shall be deemed to be, cancelled;

(t)	the name of Ballard shall be changed to "Superior Plus •" and the name of New Holdco shall be changed to "Ballard Power Systems Inc.";
(u)	the incumbent directors of Ballard shall, and shall be deemed to, have resigned and be replaced, as directors, by the directors of the Administrator;
(v)

the initial auditors of New Holdco will be KPMG LLP, who shall continue in office until the close of business of the first annual meeting of the holders of New Holdco Shares, and the directors of New Holdco are authorized to fix the remuneration of such auditors;

(w)

the auditors of Ballard will be Deloitte & Touche LLP, who shall continue in office until the close of business of the next annual meeting of the holders of New Ballard Shares, and the directors of Ballard are authorized to fix the remuneration of such auditors; and

(x)

Newco shall transfer, assign and convey to New Holdco as a distribution upon liquidation, all of its assets and undertakings, including the Divested Assets, and as consideration for such assets and undertakings, New Holdco shall assume all of the liabilities of Newco, including the Assumed Obligations, and, for greater certainty, Newco shall not be dissolved as at the Effective Time as a result of the foregoing.

3.2	Effect of Redemptions and Exchanges
(a)	As a result of the exchange of Current Ballard Shares provided in subsection 3.1(f):
(i)

each Current Ballard Shareholder shall cease to be a holder of the Current Ballard Shares and such holder's name shall be removed from the register of holders of Current Ballard Shares as of the Effective Date;

(ii)

subject to section 4.2, each Current Ballard Shareholder whose Current Ballard Shares are exchanged shall become a holder of the number of New Holdco Shares to which such holder is entitled as a result of such exchange and such holder's name shall be added to the register of holders of New Holdco Shares as of the Effective Date; and

(iii)	New Holdco shall become the holder of all the Current Ballard Shares and New Holdco shall be added to the register of holders of Current Ballard Shares as of the Effective Date.
(b)	As a result of the redemption of Fund Units provided in subsection 3.1(p):
(i)	each Fund Unitholder shall cease to be a holder of Fund Units and such holder's name shall be removed from the register of holders of Fund Units as of the Effective Date; and
(ii)

subject to section 4.1, each Fund Unitholder whose Fund Units are redeemed shall become a holder of the number of New Ballard Shares to which such holder is entitled as a result of such redemption and such holder's name shall be added to the register of holders of New Ballard Shares as of the Effective Date.

(c)	As a result of the redemption of Ballard Redeemable Shares provided in subsection 3.1(s):
(i)	New Holdco shall cease to be the holder of the Current Ballard Shares and New Holdco's name shall be removed from the register of holders of Current Ballard Shares as of the Effective Date; and
(ii)	New Holdco shall become the holder of all the Newco Shares and New Holdco shall be added to the register of holders of Newco Shares as of the Effective Date.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent of Fund Unitholders

Each registered Fund Unitholder shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. The New Ballard Shares held by a Dissenting Unitholder pursuant to subsection 3.1(p) that were acquired for Fund Units shall be deemed to be cancelled and such New Ballard Shares shall be deemed to no longer be issued and outstanding as of the Effective Time. The Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a New Ballard Shareholder and shall only be entitled to be paid by Ballard the fair value of the Fund Units held by such Dissenting Unitholder immediately prior to the Effective Time. The fair value of the Fund Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Fund Units at the Meeting. Notwithstanding subsection (25) of section 190 of the CBCA, a Dissenting Unitholder shall not be entitled to withdraw the Fund Unitholder's notice of dissent in the circumstances contemplated therein. In no event shall the Fund or Ballard be required to recognize a Dissenting Unitholder as a unitholder of the Fund or a shareholder of Ballard after the Effective Time and the names of such holders shall be removed from the register of unitholders and shareholders as at the Effective Time. Fund Unitholders who have given a demand for payment which remains outstanding as at the Effective Time in accordance with the rights of dissent in respect of this Plan of Arrangement and who are ultimately not so entitled to be paid the fair value by Ballard for the Fund Units in respect of which they dissent, shall not be, or be reinstated as, unitholders of the Fund or shareholders of Ballard but for purposes of receipt of consideration shall be treated as if they had participated in this Plan of Arrangement on the same basis as a non-dissenting holder of Fund Units and accordingly shall be entitled to receive the New Ballard Shares as non-dissenting holders of Fund Units are entitled to receive on the basis set forth in Article 3 of this Plan of Arrangement.

4.2	Rights of Dissent of Current Ballard Shareholders

Each registered Current Ballard Shareholder shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. The New Holdco Shares held by a Dissenting Shareholder pursuant to subsection 3.1(f) that were exchanged for Current Ballard Shares shall be deemed to be cancelled and such New Holdco Shares shall be deemed to no longer be issued and outstanding as of the Effective Time. The Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a New Holdco Shareholder and shall only be entitled to be paid by New Holdco the fair value of the Current Ballard Shares held by such Dissenting Shareholder immediately prior to the Effective Time. The fair value of the Current Ballard Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Current Ballard Shares at the Meeting. Notwithstanding subsection (25) of section 190 of the CBCA, a Dissenting Shareholder shall not be entitled to withdraw the Current Ballard Shareholder's notice of dissent in the circumstances contemplated therein. In no event shall Ballard or New Holdco be required to recognize a Dissenting Shareholder as a shareholder of Ballard or New Holdco after the Effective Time and the names of such holders shall be removed from the register of shareholders as at the Effective Time. Current Ballard Shareholders who have given a demand for payment which remains outstanding as at the Effective Time in accordance with the rights of dissent in respect of this Plan of Arrangement and who are ultimately not so entitled to be paid the fair value by New Holdco for the Current Ballard Shares in respect of which they dissent, shall not be, or be reinstated as, shareholders of Ballard or Newco but for purposes of receipt of consideration shall be treated as if they had participated in this Plan of Arrangement on the same basis as a non-dissenting holder of Current Ballard Shares and accordingly shall be entitled to receive the New Holdco Shares as non-dissenting holders of Current Ballard Shares are entitled to receive on the basis set forth in Article 3 of this Plan of Arrangement.

ARTICLE 5

OUTSTANDING CERTIFICATES

5.1	Rights of Fund Unitholders

From and after the Effective Time, certificates formerly representing Fund Units shall represent only the right to receive the consideration to which the former holder of such Fund Units is entitled to receive pursuant to Article 3, subject to compliance with the requirements set forth in this Article 5, or in the case of Dissenting Unitholders deemed to have participated in the Arrangement pursuant to subsection 4.1, to receive the fair value of the Fund Units represented by such certificates.

Holders of Fund Units shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Fund Units other than the payment of the amounts, and the transfer of New Ballard Shares, if applicable, to which they are entitled pursuant to Article 3 of this Plan of Arrangement.

5.2	Transmittal of New Ballard Shares

Ballard shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Fund Units of a duly completed Fund Letter of Transmittal and the certificates representing such Fund Units, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Fund Letter of Transmittal; or
(b)	if requested by such holder in the Fund Letter of Transmittal, make available or cause to be made available at the Fund Depositary for pickup by such holder,

certificates representing the number of New Ballard Shares issued to such holder under the Arrangement.

5.3	Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Fund Units has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Fund Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to Ballard and the Fund Depositary, which bond is in form and substance satisfactory to Ballard and the Fund Depositary, or shall otherwise indemnify Ballard and the Fund Depositary against any claim that may be made against either of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 6

OUTSTANDING BALLARD SHARE CERTIFICATES

6.1	Rights of Current Ballard Shareholders

From and after the Effective Time, certificates formerly representing Current Ballard Shares exchanged under the Arrangement shall represent only the right to receive the consideration to which the former holder of such Current Ballard Shares is entitled to receive pursuant to Article 3, subject to compliance with the requirements set forth in this Article 6, or in the case of Dissenting Shareholders deemed to have participated in the Arrangement pursuant to subsection 4.2, to receive the fair value of the Current Ballard Shares represented by such certificates.

Holders of Current Ballard Shares shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Current Ballard Shares other than the payment of the amounts, and the transfer of New Holdco Shares, if applicable, to which they are entitled pursuant to Article 3 of this Plan of Arrangement.

6.2	Transmittal of New Ballard Shares

New Holdco shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Current Ballard Shares exchanged under the Arrangement of a duly completed Ballard Letter of Transmittal and the certificates representing such Current Ballard Shares, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Ballard Letter of Transmittal; or
(b)	if requested by such holder in the Ballard Letter of Transmittal, make available or cause to be made available at the Ballard Depositary for pickup by such holder,

certificates representing the number of New Holdco Shares issued to such holder under the Arrangement.

6.3	Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Current Ballard Shares that were exchanged pursuant to Article 3 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Ballard Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to New Holdco and the Ballard Depositary, which bond is in form and substance satisfactory to New Holdco and the Ballard Depositary, or shall otherwise indemnify New Holdco and the Ballard Depositary against any claim that may be made against either of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 7

AMENDMENTS

7.1	Amendments to Plan of Arrangement
(a)

The Fund and Ballard reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Fund Unitholders and Current Ballard Securityholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Fund and Ballard at any time prior to or at the Meeting (provided that the other shall have consented thereto) with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Meeting

(other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is consented to by each of the Fund and Ballard and (ii) if required by the Court or applicable law, it is consented to by the Fund Unitholders or the Current Ballard Securityholders.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of Ballard and New Holdco, provided that it concerns a matter which, in the reasonable opinion of Ballard and New Holdco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Ballard, New Holdco or any former Fund Unitholder or Ballard Securityholder.

EXHIBIT B

FORM OF INDEMNITY AGREEMENT

THIS INDEMNITY AGREEMENT is dated as of the [31st] day of December, 2008,

AMONG:

SUPERIOR PLUS [CORPORATION], a corporation subsisting under the Laws of Canada and successor to Fund (hereinafter referred to as "Old Ballard")

AND:

BALLARD [NEW BALLARD], a corporation subsisting under the Laws of Canada and successor to the business of Ballard (hereinafter referred to as "New Ballard")

AND:

BALLARD [NEW HOLDCO], a corporation subsisting under the Laws of Canada and successor to the business of Ballard (hereinafter referred to as "New Holdco")

WHEREAS:

A.                    The Parties are party to an arrangement of Ballard under the provisions of the Canada Business Corporations Act (the "Arrangement"); and

B.                    the Parties have entered into this Agreement in connection with, and as one of the steps of, the Arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions

Capitalized terms used but not defined herein have the meaning ascribed thereto in the Arrangement Agreement. In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

"20 Day Period" has the meaning ascribed thereto in Section 3.2(b)(i);

"2008 Non-NCL Amount" means $	; [dollar amount removed]

"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business activities, undertaking, property, assets or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, activities, undertaking, property, assets or securities;

"Arrangement Agreement" means the Arrangement Agreement dated October 30, 2008 between Superior Plus Income Fund and Old Ballard;

"Assessment" has the meaning ascribed thereto in Section 3.1(c);

"Books and Records" means all current and historical books, records and data of Ballard and all of its subsidiaries or within the control of Ballard prior to completion of the Arrangement, including without limitation contracts, agreements, accounting records, books, technical reports, financial statements, accounts, records, minute books, Tax Returns, tax assessments, filings, documents, files and all other information (and including all such books and records stored in electronic format or any other media form) which books, records and data will be transferred to and become the property of New Ballard on completion of the Arrangement;

"Canadian Securities Laws" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

"Claim" means any claim, action, demand, cause of action, suit, complaint, proceeding, arbitration, judgment, settlement, award, assessment, re-assessment, order, investigation, enquiry or hearing made or threatened;

"CRA" means the Canada Revenue Agency;

"Determination Date" has the meaning ascribed thereto in Section 2.4;

"Divestiture Agreement"means the divestiture agreement to be entered into between Ballard and New Ballard on the date hereof which provides for the assignment of the assets and liabilities from Ballard to New Ballard as part of the Arrangement;

"Environmental Laws" means all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters, including legislation governing the use and storage of Hazardous Substances;

"Fund Information Circular" means the information circular of the Fund to be sent by the Fund to the Fund Unitholders in connection with the Fund Meeting;

"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"Indemnified Party" has the meaning ascribed thereto in Section 3.2(a);

"Indemnifying Party" has the meaning ascribed thereto in Section 3.2(a);

"Intellectual Property" or "Intellectual Property Rights" means:

(e)	any and all proprietary rights in Canada and the United States provided under:
(i)	patent law;
(ii)	copyright law (including moral rights);

(iii)	trade-mark law;
(iv)	design patent or industrial design law;
(v)	semi-conductor chip or mask work or integrated circuit topography law; or
(vi)

any other statutory provision or common law principle applicable to this Agreement, including trade secret law, which may provide a right in either hardware, software, information (including Confidential Information), trade-marks, ideas, formulae, algorithms, concepts, inventions, processes or know-how generally, or the expression or use of the same;

(f)	any and all applications, registrations, licences, sub-licences, franchises, agreements or any other evidence of a right in any of the foregoing; and
(g)

all licences and waivers and benefits of waivers of the intellectual property rights set out in (a) and (b) above, all future income and proceeds from the intellectual property rights set out in (a) and (b) above, and all rights to damages and profits by reason of the infringement or violation of any of the intellectual property rights set out in (a) and (b) above;

"ITA" means the Income Tax Act (Canada) and regulations thereunder, as amended and in force from time to time;

"Losses" means, in respect of any and all matters, all losses, liabilities, claims, costs, damages, expenses, charges, fines, penalties, interest charges, assessments or other liabilities whatsoever (including legal fees and disbursements on a solicitor and client basis and fees and disbursements of experts) arising out of, resulting from, attributable to or connected with such matter;

"Materiality Representations and Warranties" means the representations and warranties in Sections 4.1 and 4.2 of the Arrangement Agreement that are subject to "materiality", "material", "Material Adverse Effect" or "Material Adverse Change" or similar qualifications, if any;

"NCL Amount" means $	; [dollar amount removed]

"NCL Obligations" has the meaning ascribed thereto in Section 2.2;

"New Ballard Surviving Agreement Default" has the meaning ascribed thereto in Section 2.1;

"Notice of Claim" means a notice in writing by a Party of a claim for Losses pursuant to this Agreement;

"Old Ballard Surviving Agreement Default" has the meaning ascribed thereto in Section 2.3;

"Other Claim" has the meaning ascribed thereto in Section 3.2(i);

"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them;

"Predecessor of the Party" or "Predecessor of such Party" means, in relation to Old Ballard, the Fund and in relation to New Ballard means, Ballard;

"Relevant Losses" has the meaning ascribed thereto in Section 2.4;

"Statement" has the meaning ascribed thereto in Section 3.1(c);

"Surviving Agreement Default" means an Old Ballard Surviving Agreement Default or a New Ballard Surviving Agreement Default, as the case may be;

"Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Fund or Ballard (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"Tax Default Indemnity Amount" means the amount of indemnity to which Old Ballard is entitled under this Agreement as a result of a Tax Loss;

"Tax Indemnity Issue" means any issue in respect of which there may be Tax Losses;

"Tax Losses" means i) Taxes, the liability for which constitutes a New Ballard Surviving Agreement Default, ii) NCL Obligations, and iii) Non-NCL Obligations;

"Tax Pools" means the balance of Old Ballard’s non-capital losses, scientific research and experimental development expenditures, and investment tax credits, as those terms are used for the purposes of the ITA, at December 31, 2008;

"Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Fund or Ballard (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"Third Party" has the meaning ascribed thereto in Section 3.2(f); and

"Third Party (Non-Tax) Claim" has the meaning ascribed thereto in Section 3.2(a).

ARTICLE 2

LIABILITY AND INDEMNITY

2.1	General Indemnity of New Ballard

Subject to the limitations set out herein, New Ballard will be liable to Old Ballard for all Losses which it may suffer, sustain, pay or incur, and will indemnify and hold Old Ballard harmless from and against all Losses which may be brought against or suffered by Old Ballard or which Old Ballard may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)

any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Old Ballard which occurred prior to Closing, including without limitation, as a result of: i) Claims relating to the Intellectual Property of Ballard or the activity of Ballard and/or of its Subsidiaries in relation to the Intellectual Property, including without limitation the development, reproduction, use, and sale or distribution, of all or any part thereof, which infringes upon, or misappropriates, the Intellectual Property Rights of any third Person; ii) Claims relating to Taxes of Ballard for any period of time prior to Closing, including without limitation any Taxes relating to the current audit being conducted with respect to sales taxes; iii) Claims related to any public disclosure of Ballard, including without limitation the Public Record of Ballard and any disclosure relating to Ballard included in the Fund Information Circular, for any period of time prior to Closing; iv) any violation of Applicable Laws, including without limitation applicable Canadian Securities Laws, that occurred prior to Closing; v) any failure to comply with the terms of any agreements, contracts, indentures, licenses, permits, approvals to which it is or was party or which it is or was subject to, or which has been entered into on its behalf or its constating documents; vi) Claims relating to the operation, performance, warranty, maintenance, service, malfunction or liability of Ballard's products prior to Closing; vii) Claims relating to workers' compensation, including without limitation, premiums in Canada or the United States; viii) Claims relating to personal injuries or property damage; or ix) Claims relating to violations of Environmental Laws or the release of Hazardous Substances;

(b)

any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of New Ballard or new Holdco which occur on or after the date hereof; and

(c)

any breach (including any failure or inaccuracy) of any of the representations and warranties of Old Ballard under the Arrangement Agreement, or any failure of Old Ballard to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement as though such representations, warranties, covenants and agreements survived the closing of the Arrangement; provided, however, that for such purposes, the Materiality Representations and Warranties shall be read and construed without reference to the "materiality", "material", "Material Adverse Effect" or "Material Adverse Change" and similar qualifications used therein; but, notwithstanding anything to the contrary implied or contained elsewhere in this Agreement, except in Sections 2.2 and 2.3 of this Agreement, excluding any Losses which Old Ballard may suffer, sustain, pay or incur, relating to or based upon the existence or availability of Old Ballard’s Tax Pools, other than as a result of fraud or wilful misrepresentation,

("New Ballard Surviving Agreement Default").

2.2	Non-Capital Losses

New Ballard will compensate Old Ballard at a rate of $                 by which: [rate of compensation removed]

(a)

the balance of Old Ballard's non-capital losses (as that term is used for the purposes of the ITA) incurred during the period January 1, 2001 to December 31, 2008 at the completion of the Arrangement are determined by the CRA or a court of competent jurisdiction to be less than the NCL Amount; and, or, or both

(b)

Old Ballard's Tax Pools are, subject to section 2.5, applied or reduced as a result of their application to reduce Old Ballard's income, taxable income or income taxes, as determined pursuant to the Tax Act, for any taxation year that ends at any time up to the completion of the Arrangement,

("NCL Obligations").

2.3	2008 Non-NCL Amount Adjustment
Old Ballard will pay to New Ballard $	, if any, by which [rate of compensation removed]
(a)

the aggregate balance of Old Ballard's scientific research and experimental development expenditures and investment tax credits incurred in or arising in respect of its taxation year ending December 31, 2008, as determined in Old Ballard's tax return for the taxation year or as subsequently conclusively redetermined by the CRA or a court of competent jurisdiction, exceeds

(b)	the 2008 Non-NCL Amount, and

New Ballard will pay to Old Ballard $                  , if any, by which the balance referred to in (a) is less than the 2008 Non-NCL Amount.[rate of compensation removed]

2.4	Increased Non-capital Losses

Old Ballard will pay to New Ballard $                  by which the balance of Old Ballard's non-capital losses incurred during the period January 1, 2001 to December 31, 2008 (in this section, the "Relevant Losses") exceed the NCL Amount.[rate of compensation removed]

The Relevant Losses are deemed to be an amount equal to the non-capital losses reported by Old Ballard in its tax returns for the relevant years as filed adjusted to reflect the most recent assessments or reassessments issued by the CRA relating to the quantum (as opposed to the availability for carry forward) of such losses.

The amount, if any, payable by Old Ballard to New Ballard under this section shall be determined as at the earlier of (a) December 31, 2015 by reference to the facts as they exist at that date (and without reference to subsequent CRA assessments or reassessments, if any); and (b) the date the last year in which the Relevant Losses are applied becomes statute barred under the ITA (the "Determination Date"). Old Ballard will provide a calculation of the amount to New Ballard, together with supporting schedules and materials within ten (10) business days of the Determination Date (and will provide additional supporting schedules and materials as New Ballard may request) and the parties shall endeavour to reach a final agreement as to the amount, if any, payable on or before January 31, 2016.

2.5	Application of Tax Pools

Old Ballard will, to the greatest extent possible, first apply its scientific research and experimental development expenditures in a particular taxation year before it applies any of its non-capital losses from another year to reduce its income or taxable income in the particular taxation year that ends at any time up to the completion of the Arrangement.

2.6	Liability and Indemnity of Old Ballard

Old Ballard will be liable to New Ballard for all Losses which it may suffer, sustain, pay or incur and will indemnify and hold New Ballard harmless from and against all Losses which may be brought against or suffered by New Ballard or which New Ballard may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)

any breach (including any failure or inaccuracy) of any of the representations and warranties of Old Ballard under the Arrangement Agreement, or any failure of Old Ballard to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement as though such representations, warranties, covenants and agreements survived the closing of the Arrangement; provided, however, that for such purposes, the Materiality Representations and Warranties shall be read and construed without reference to the "materiality", "material", "Material Adverse Effect" or "Material Adverse Change" and similar qualifications used therein; and

(b)	any failure of Old Ballard to perform or observe any covenant or agreement to be performed by it under the Divestiture Agreement,

("Old Ballard Surviving Agreement Default").

2.7	Limitations
(a)

No Party shall have any liability in connection with a Surviving Agreement Default or NCL Obligations unless the Party or Parties claiming against such Party shall have delivered to such first-mentioned Party a Notice of Claim respecting such Surviving Agreement Default or NCL Obligations. For greater certainty, a claim for Losses or compensation made under this Agreement for which a Notice of Claim has been given shall continue for the purpose of giving effect to the liability and indemnity provisions of this Agreement relating to such claim and shall be subject to limitations of action laws as provided for in Section 3.3.

(b)

Losses or compensation for which any Party is entitled to claim for under this Agreement shall be reduced by the amount of such Losses that are actually reimbursed by insurance proceeds, net of any co-payments and increased premiums resulting from such Losses or compensation; provided, however, that the possibility of receipt of any such insurance proceeds shall not delay or reduce any Party's obligations to pay in full such Party's liability and indemnity obligations under this Agreement when due (subject to appropriate reimbursement to such Party if and when applicable insurance proceeds are actually received as above contemplated).

(c)

No claims may be made by Old Ballard under Section 2.2 with respect to NCL Obligations unless the aggregate of any and all NCL Obligations which New Ballard would be required to indemnify and compensate Old Ballard for (without reference to this section) exceeds $500,000. If the aggregate of all such NCL Obligations exceeds such $500,000 threshold, Old Ballard shall be entitled to claim and recover compensation for all such NCL Obligations, including the amount of such $500,000 threshold, from New Ballard.

(d)	The maximum aggregate liability of New Ballard for NCL Obligations shall be $7,350,000.
(e)

New Ballard shall have no liability in connection with NCL Obligations unless Old Ballard shall have delivered to New Ballard a Notice of Claim respecting such NCL Obligations prior to the earlier of (i) 60 days following the date of a final and non contested assessment from the CRA; and (ii) within 6 years following the date hereof. For greater certainty, a claim for NCL

Obligations made under Section 2.2 where the Notice of Claim has been delivered prior to the expiry of such six year period shall continue for the purpose of giving effect to the liability and compensation provisions of Section 2.2.

(f)

New Ballard shall have no liability or obligation to indemnify or otherwise compensate Old Ballard in respect of any NCL Obligations or other reduction of Old Ballard's Tax Pools except as provided in Section 2.2 or as a result of fraud or wilful misrepresentation.

(g)

Subject to its obligations in Section 2.2 and 2.3hereof, New Ballard shall have no liability or obligation to indemnify or otherwise compensate Old Ballard in respect of any inability of Old Ballard to utilize all or any portion of the Tax Pools to reduce Old Ballard's liability under the ITA or any comparable legislation of a Canadian province or territory for any taxation year that ends after the completion of the Arrangement.

(h)

To the extent an Old Ballard tax pool is adjusted where there is an equivalent opposite adjustment to another Old Ballard tax pool, such adjustment will not result in any payment or liability hereunder.

ARTICLE 3

INDEMNITY PROCEDURES

3.1	Procedure Regarding Tax Matters
(a)	Without the written consent of New Ballard, Old Ballard shall not allow or permit any person to:
(i)	waive any time limitation, statutory or otherwise, for any matter in respect of which there may be a Tax Indemnity Issue; or
(ii)	request or initiate in any manner a review, ruling or opinion of any Tax Indemnity Issue by a tax authority;

in respect of any taxation year of Old Ballard ending on or before December 31, 2008.

(b)

Old Ballard shall use all reasonable efforts to inform New Ballard promptly of any audit or other inquiry from any tax authority relating to a Tax Indemnity Issue. New Ballard shall have the exclusive right at its own expense and employing counsel of their own choice to communicate with the tax authorities on all matters relating to Tax Indemnity Issues.

(c)

Old Ballard will, within 30 days after receiving an assessment, reassessment, confirmation or appeal or other notice in writing with respect to any matter that relates to or may reasonably be expected to relate to a Tax Indemnity Issue (each of which is hereinafter referred to as an "Assessment"), deliver to New Ballard a copy of the Assessment together with a statement (the "Statement") setting out an estimate of the Tax Default Indemnity Amount arising therefrom.

(d)

New Ballard shall have the exclusive right, at its own expense and employing counsel of its own choice to contest any Assessment to the extent that it relates to one or more Tax Indemnity Issues (but only to such extent), provided that New Ballard gives written notice to Old Ballard acknowledging liability under this Agreement with respect to such Assessment to the extent it relates to such Tax Indemnity Issues and stating its intention to dispute or otherwise deal with the Tax Indemnity Issues within 15 days of New Ballard's receipt of a copy of the Assessment and the Statement in respect thereof and further provided that New Ballard remits to the appropriate tax authority on behalf of Old Ballard the amount of Taxes in respect of Indemnity Issues required to be remitted by virtue of the Assessment having regard to the challenge thereof.

(e)

If New Ballard elects to contest or otherwise deal with an Assessment to the extent that it relates to a Tax Indemnity Issue and remits the required amount of Taxes as aforesaid, Old Ballard shall not take any action or agree to any settlement with a tax authority which pertains to such Tax Indemnity Issue without the written consent of New Ballard except as hereinafter provided.

(f)

If New Ballard elects to contest or otherwise deal with an Assessment insofar as it pertains to a Tax Indemnity Issue and thereafter Old Ballard, acting reasonably, determines that New Ballard has failed to settle or diligently prosecute such contest, Old Ballard shall be entitled to take carriage and control of the contest commencing on the fifth day after it has provided written notice to New Ballard of its intention to do so, unless, within that five day period, New Ballard settles or resumes the diligent prosecution of the challenge and, if Old Ballard takes carriage and control of the contest in accordance with this paragraph 3.1(f), New Ballard shall be bound by the results including any settlement obtained by Old Ballard with respect to such Assessment as it relates to the Tax Indemnity Issue.

(g)

If New Ballard elects to contest or otherwise deal with an Assessment as it relates to one or more Tax Indemnity Issues, New Ballard shall be entitled to settle any Assessment as it relates to such Tax Indemnity Issues upon obtaining the written consent of Old Ballard which consent shall not be unreasonably withheld or delayed, and making payment arrangements satisfactory to Old Ballard, acting reasonably, for the payment of Taxes that arise therefrom and remain outstanding.

(h)

If New Ballard does not elect to contest or otherwise deal with an Assessment as it relates to one or more Tax Indemnity Issues in the manner aforesaid or, having so elected, thereafter fails to pursue diligently the settlement or prosecution of such contest, New Ballard shall be liable for the payment of all costs and expenses of the contest and for the reimbursement of Old Ballard for all such costs and expenses reasonably incurred by Old Ballard.

(i)

If an Assessment relates to one or more Tax Indemnity Issues and to other issues, Old Ballard shall, at its own expense and employing counsel of its own choice, have full carriage and control of the dispute of the portion of the Assessment relating to such other issues.

(j)

Old Ballard and New Ballard shall co-operate with each other with respect to all Tax Indemnity Issues and shall keep each other reasonably informed of the status or conduct related to all Tax Indemnity Issues.

(k)

If New Ballard has provided security to a tax authority in respect of one or more Tax Indemnity Issues and the tax authority subsequently surrenders the security to Old Ballard, Old Ballard shall receive such security as a trustee for the benefit of New Ballard and shall forthwith deliver such security to New Ballard.

(l)

Notwithstanding any other provision of this Agreement to the contrary, New Ballard shall not be liable under Sections 2.2, 2.3 or 3.1 for any claim for any Tax Losses to the extent activities, transactions or filings conducted or made by or in respect of Old Ballard after the completion of the Arrangement with respect to any period of time ending on or before December [31], 2008 (other than the filing of the Pre-Closing Tax Returns and any activities, transactions and filings to which New Ballard has expressly consented) increase the Taxes of Old Ballard, or reduce credits, deductions or non-capital losses otherwise available to reduce Taxes of Old Ballard.

3.2	Non-Tax Matters Procedure
(a)

A Party making a claim for Losses which it is entitled to claim for under this Agreement (such Party is referred to in this Section 3.2 as the "Indemnified Party" and the Party liable for such claim for Losses is referred to in this Section 3.2 as the "Indemnifying Party") and which relates to any claim of any third party other than a claim of a tax authority for Tax Losses (a "Third Party (Non-Tax) Claim") shall promptly provide a Notice of Claim relating to such Third Party (Non-Tax) Claim to the Indemnifying Party, provided that any failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder only to the extent that such failure shall have resulted in liability to the Indemnifying Party that could have been avoided had such notice been provided within such time period.

(b)

With respect to any Third Party (Non-Tax) Claim, the Indemnifying Party shall have the right, at its expense, to assume carriage and control of the defence of the Third Party (Non-Tax) Claim provided that:

(i)

the Indemnifying Party gives written notice to the Indemnified Party within 20 days of receipt by the Indemnifying Party of the Notice of Claim with respect to such Third Party (Non-Tax) Claim (the "20-Day Period") acknowledging liability under this Agreement with respect to such Third Party (Non-Tax) Claim and electing to assume such carriage and control; and

(ii)	the Indemnifying Party provides security satisfactory to Old Ballard, acting reasonably, to sufficiently cover expected Losses relating to such Third Party (Non-Tax) Claim.
(c)

If within the 20-Day Period the Indemnifying Party advises the Indemnified Party that the Indemnifying Party is unable, without further inquiry, to determine whether the Third Party (Non-Tax) Claim is one in respect of which the Indemnifying Party is liable under this Agreement, the Indemnifying Party shall have a further 20 days from the end of the 20-Day Period to elect to assume carriage and control of the defence of the Third Party (Non-Tax) Claim by giving the written notice required by Section 3.2(b)(i) within such additional 20-day period and complying with the requirements of Section3.2(b)(i) with respect to the Third Party (Non-Tax) Claim. Until such time as the Indemnifying Party assumes carriage and control of the defence of the Third Party (Non-Tax) Claim as permitted in this Section3.2(c), the Indemnified Party shall have the right to assume carriage and control of the defence of the Third Party (Non-Tax) Claim.

(d)

If the Indemnifying Party elects to assume such carriage and control in the manner aforesaid, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party (Non-Tax) Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences).

(e)

If the Indemnifying Party does not elect to assume carriage and control of the defence of the Third Party (Non-Tax) Claim in the manner aforesaid, the Indemnified Party shall be entitled to assume such carriage and control of the Third Party (Non-Tax) Claim. If the Indemnifying Party, having elected to assume such carriage and control, thereafter fails to defend the Third Party (Non-Tax) Claim within a reasonable time or fails to diligently prosecute such defence, the Indemnified Party shall be entitled to assume such carriage and control of the defence of the Third Party (Non-Tax) Claim commencing on the fifth (5th) day following the provision of written notice to the Indemnifying Party if such failure is then continuing. If the Indemnified Party assumes carriage and control of the defence of the Third Party (Non-Tax) Claim as permitted in this Section 3.2 (including as contemplated by Section 3.2(c), this Section 3.2(e) or Section 3.2(f), the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party (Non-Tax) Claim, and the Indemnifying Party shall be jointly and severally liable for the payment of all costs and expenses of the defence of such Third Party (Non-Tax) Claim and shall reimburse the Indemnified Party for all such costs and expenses.

(f)

If any Third Party (Non-Tax) Claim is of a nature such that the Indemnified Party is required by Applicable Law to make a payment to any person (a "Third Party") with respect to the Third Party (Non-Tax) Claim before the completion of settlement negotiations or related legal proceedings or in order to continue or preserve any defence, objection or legal proceeding relating to the Third Party (Non-Tax) Claim, the Indemnifying Party shall make such payment. If the Indemnifying Party fails to make such payment, (i) the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment, and (ii) if the Indemnifying Party has carriage and control of the defence of the Third Party (Non-Tax) Claim, the Indemnified Party shall be entitled to assume such carriage and control. If the amount of any liability of the Indemnified Party under the Third Party (Non-Tax) Claim in respect of which such a payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

(g)

Except for a full and complete settlement of a Third Party (Non-Tax) Claim that involves the payment of money only and is paid in full by the Indemnifying Party and where there is no finding or admission of wrongdoing or violation of law by the Indemnified Party and no adverse effect on any other claims that may be made against the Indemnified Party or on the defence of any Third Party (Non-Tax) Claim, the Indemnifying Party shall not settle any Third Party (Non-Tax) Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

(h)

The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party (Non-Tax) Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

(i)

With respect to any claim for Losses by an Indemnified Party (referred to herein as an "Other Claim") under this Agreement which is not related to either a Third Party (Non-Tax) Claim or a claim by a tax authority for Tax Losses, the Indemnified Party shall give written notice of such Other Claim to the Indemnifying Party promptly after the Indemnified Party has reasonably determined the existence of such Other Claim, provided any failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder only to the extent that such failure shall have limited the ability of the Indemnifying Party to dispute such Other Claim. The Indemnifying Party shall have 20 days from receipt of such notice to either acknowledge liability for such Other Claim or dispute liability for such Other Claim by notice in writing to the Indemnified Party. If the Indemnifying Party fails to give written notice disputing such liability within such 20-day period, the Indemnifying party shall be deemed to conclusively acknowledge liability for such Other Claim and shall immediately pay the Indemnified Party the amount claimed by the Indemnified Party in connection with such Other Claim. If the Other Claim is disputed by the Indemnifying Party within the required time, such dispute shall be resolved by a court of competent jurisdiction.

3.3	Extension - Limitations Act

It is expressly agreed by the Parties, as permitted by the Limitations Act (Alberta) and all other applicable limitations legislation, to extend the limitation period in respect of any liability and indemnity obligations under this Agreement for a Surviving Agreement Default or NCL Obligations for two years after the date on which the Notice of Claim was given with respect to such liability and indemnity obligations in respect a Surviving Agreement Default or NCL Obligations.

3.4	Access to Books and Record and Cooperation

As soon as reasonably practicable after the closing of the Arrangement and in any event no later than 75 days after closing of the Arrangement, New Ballard shall, with the assistance and cooperation of Old Ballard, prepare the Tax Returns for Old Ballard for the year ended December 31, 2008. New Ballard shall diligently prepare such Tax Returns in accordance with applicable Laws and consistent with past practice, and, if prudent to do so, seek professional assistance and advice from an accounting firm in order to prepare such returns. New Ballard shall provide Old Ballard with full access (during normal business hours and upon reasonable notice) to the Books and Records and the then current employees of New Ballard, and will fully cooperate and assist Old Ballard so that the employees of Old Ballard understand the basis on which such return was prepared and they are able to responsibly execute and file such return, including without limitation, providing copies or originals of any information in the Books and Records which are required to prepare such Tax Returns. Old Ballard shall be responsible for reviewing the returns and, if acceptable, filing such returns as required under applicable Laws.

New Ballard agrees to provide access and support in respect of Books and Records and to the then current employees of New Ballard and will fully cooperate and assist Old Ballard so that Old Ballard can reasonably defend any litigation, claim or dispute or respond to any assessment, reassessment, confirmation, appeal or other inquiry in respect of Taxes of Old Ballard or file any required Tax Returns or make any other filings which reasonably require access to, or an understanding of, the Books and Records of New Ballard. New Ballard agrees that such Books and Records will be maintained and kept available for retrieval until the destruction of such data by such Party in accordance with its standard data retention policies as applicable from time to time, provided that such destruction shall not take place for a period of at least ten (10) years or such longer period as may be required by applicable legislation.

3.5	Copies of Books and Records

Within 5 Business Days of the date of a written request by Old Ballard, New Ballard will provide Old Ballard with copies of any of the Books and Records reasonably requested by Old Ballard.

ARTICLE 4

DIRECTORS' AND OFFICERS' INSURANCE

4.1	Insurance

New Ballard agrees to provide Old Ballard with a copy of its general liability and directors' and officers' liability insurance policies concurrent with signing this agreement. New Ballard also agrees not to take or permit any action to be taken by or on behalf of New Ballard to terminate or adversely affect such insurance. For certainty, New Ballard shall be obligated to pay all premiums or other costs related to such insurance.

ARTICLE 5

GUARANTEE OF NEW HOLDCO

5.1	New Holdco Guarantee

New Holdco irrevocably and unconditionally guarantees the due and punctual payment and fulfilment to and in favour of the Old Ballard of all debts, liabilities and obligations, direct or indirect, absolute or contingent, of New Ballard to Old Ballard arising pursuant to, or in respect of, this Agreement and the Divestiture Agreement.

ARTICLE 6

NOTICES

6.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)	in the case of Old Ballard, to:

Superior Plus [Corporation]

2820, 605 - 5th Avenue SW

Calgary AB T2P 3H5

Attention:	Chief Financial Officer
Facsimile:	(403) 218-2973

with a copy to:

Macleod Dixon LLP

3700 Canterra Tower

400 Third Avenue S.W.

Calgary, AB T2P 4H2

Attention:	Darren Hribar
Facsimile:	(403) 264-5973

(b)	in the case of Ballard [New Ballard], to:

[Ballard •]

9000 Glenlyon Parkway

Burnaby, BC V5J 5J8

Attention:	President and Chief Executive Officer
Facsimile:	(604) 412-3131

with a copy to:

Stikeman Elliott LLP

Suite 1700 Park Place

666 Burrard Street

Vancouver BC V6C 2X8

Attention:	John Anderson
Facsimile:	(604) 681-1825
(c)	in the case of Ballard [New Holdco], to:

[Ballard •]

9000 Glenlyon Parkway

Burnaby, BC V5J 5J8

Attention:	President and Chief Executive Officer
Facsimile:	(604) 412-3131

with a copy to:

Stikeman Elliott LLP

Suite 1700 Park Place

666 Burrard Street

Vancouver BC V6C 2X8

Attention:	John Anderson
Facsimile:	(604) 681-1825

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 7

GENERAL

7.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties.

7.2	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party except that Old Ballard hereby consents to the assignment of this Agreement and all benefits hereunder to New Ballard pursuant to the sale, transfer and assignment to New Holdco of all of its assets and the assumption of all of New Ballard's liabilities by New Holdco as provided in the Plan of Arrangement.

7.3	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and
(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.4	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.5	Time of Essence

Time shall be of the essence of this Agreement.

7.6	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

7.7	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

7.8	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

SUPERIOR PLUS [CORPORATION]	BALLARD [NEW BALLARD]

Per: _______________________________	Per: ________________________________
Grant D. Billing	John Sheridan
Chairman and Chief Executive Officer	President and Chief Executive Officer

Per: _______________________________	Per: ________________________________
Wayne M Bingham	Dave Smith
Executive Vice President and Chief	Chief Financial Officer
Financial Officer

BALLARD [NEW HOLDCO]

Per: _______________________________
John Sheridan
President and Chief Executive Officer

Per: _______________________________
Dave Smith
Chief Financial Officer

EXHIBIT C

REQUIRED APPROVALS

1.	Ballard Required Approvals

(a)

Either (i) the issuance of an advance ruling certificate by the Commissioner of Competition (the "Commissioner") under Subsection 102(1) of the Competition Act to the effect that the Commissioner is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or (ii) the waiting period under Section 123 of the Competition Act shall have expired or been earlier terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived in accordance with paragraph 113(c) of the Competition Act, and Ballard shall have been advised in writing by the Commissioner that she is of the view that grounds do not exist as of the date of the letter to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement.

(b)

Notification of the Transaction provided to the Minister of Transport pursuant to section 53.1(1) of the Canada Transportation Act (the "CTA") and either (i) the Minister of Transport within 42 days of receiving notification of the transactions contemplated by this Agreement gives notice pursuant to section 53.1(4) of the CTA of his opinion that the transactions contemplated by this Agreement do not raise issues with respect to the public interest as it relates to national transportation, or (ii) the Governor in Council approves the transactions contemplated by this Agreement pursuant to Section 53.2(7) of the CTA.

(c)	Consent of

[names of contracting parties and descriptions of contracts removed]

(d)	Consent of

[names of contracting parties and descriptions of contracts removed]

2.	Fund Required Approvals

(a)

Either (i) the issuance of an advance ruling certificate by the Commissioner under Subsection 102(1) of the Competition Act to the effect that the Commissioner is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or (ii) the waiting period under Section 123 of the Competition Act shall have expired or been earlier terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived in accordance with paragraph 113(c) of the Competition Act, and Ballard shall have been advised in writing by the Commissioner that she is of the view that grounds do not exist as of the date of the letter to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement.

(b)	Notification of the Transaction provided to the Minister of Transport pursuant to section 53.1(1) of the Canada Transportation Act (the "CTA") and either (i) the Minister of Transport within 42

C-1

days of receiving notification of the transactions contemplated by this Agreement gives notice pursuant to section 53.1(4) of the CTA of his opinion that the transactions contemplated by this Agreement do not raise issues with respect to the public interest as it relates to national transportation, or (ii) the Governor in Council approves the transactions contemplated by this Agreement pursuant to Section 53.2(7) of the CTA.

(c)	Consent of

[names of contracting parties and descriptions of contracts removed]

(d)	Consent of

[names of contracting parties and descriptions of contracts removed]

(e)

Approval (and/or waivers as applicable), including the satisfaction or waiver of any conditions to such approval (and/or waivers as applicable), of the syndicated lenders to Superior Plus LP in connection with the transactions contemplated by the Arrangement including, without limitation, with respect to the following agreements:

[names of contracting parties and descriptions of contracts removed]

(f)	Approval (and/or waivers as applicable), including the satisfaction or waiver of any conditions to such approval (and/or waivers as applicable),

[names of contracting parties and descriptions of contracts removed]

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